PE 1/20/2015



UNITED STATES NO ACT
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE


15005811

March 11, 2015

William H. Aaronson
Davis Polk & Wardwell LLP
william.aaronson@davispolk.com

Act: 1934
Section:
Rule: 14a-8 (OD-2)
Public
Availability: 3-11-15

Re: Comcast Corporation
Incoming letter dated January 20, 2015

Dear Mr. Aaronson:

This is in response to your letters dated January 20, 2015 and January 23, 2015 concerning the shareholder proposal submitted to Comcast by Kenneth Steiner. We also have received letters on the proponent's behalf dated January 21, 2015, January 27, 2015 and February 2, 2015. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: John Chevedden
*** FISMA OMB Memorandum M-07-16 ***

March 11, 2015

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Comcast Corporation
Incoming letter dated January 20, 2015

The proposal requests that the board take steps to ensure that all of the company's outstanding stock has one vote per share in each voting situation.

We are unable to concur in your view that Comcast may exclude the proposal under rule 14a-8(b). In our view, the proponent has provided a written statement regarding his intent to hold Comcast's Class A common stock through the date of the meeting of shareholders as required by rule 14a-8(b). Accordingly, we do not believe that Comcast may omit the proposal from its proxy materials in reliance on rule 14a-8(b).

We are unable to concur in your view that Comcast may exclude the proposal under rule 14a-8(i)(6). In our view, the company does not lack the power or authority to implement the proposal. Accordingly, we do not believe that Comcast may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(6).

Sincerely,

Sonia Bednarowksi
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

JOHN CHEVEDDEN

*** FISMA OMB Memorandum M-07-16 ***

February 2, 2015

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 3 Rule 14a-8 Proposal
Comcast Corporation (CMCSA)
Give Each Share an Equal Vote
Kenneth Steiner

Ladies and Gentlemen:

This is in regard to the January 20, 2015 company request concerning this rule 14a-8 proposal.

The company did not address the precedent of *Martha Stewart* (March 7, 2011).

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2015 proxy.

Sincerely,



John Chevedden

cc: Kenneth Steiner

Elizabeth Wideman <Elizabeth_Wideman@Comcast.com>

March 7, 2011

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Martha Stewart Living Omnimedia, Inc.
Incoming letter dated January 7, 2011

The proposal requests that the board take steps to adopt a plan for all of the company's outstanding stock to have one vote per share.

We are unable to concur in your view that MSLO may exclude the proposal under rule 14a-8(i)(6). In our view, the company does not lack the power or authority to implement the proposal. Accordingly, we do not believe that MSLO may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(6).

Sincerely,

Robert Errett
Attorney-Adviser

JOHN CHEVEDDEN

*** FISMA OMB Memorandum M-07-16 ***

January 27, 2015

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 Rule 14a-8 Proposal
Comcast Corporation (CMCSA)
Give Each Share an Equal Vote
Kenneth Steiner

Ladies and Gentlemen:

This is in regard to the January 20, 2015 company request concerning this rule 14a-8 proposal.

The company is asking to be rewarded for redundantly asking for the intent to hold stock statement that it already had – which is attached.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2015 proxy.

Sincerely,



John Chevedden

cc: Kenneth Steiner

Elizabeth Wideman <Elizabeth_Wideman@Comcast.com>

Kenneth Steiner

*** FISMA OMB Memorandum M-07-16 ***

Ms. Arthur R. Block
Corporate Secretary
Comcast Corporation (CMCSA)
One Comcast Center
Philadelphia PA 19103
Phone: 215 286-1700
FX: 215-286-7794

Dear Mr. Block,

I purchased stock in our company because I believed our company had greater potential. My attached Rule 14a-8 proposal is submitted in support of the long-term performance of our company. This Rule 14a-8 proposal is submitted as a low-cost method to improve compnay performance.

My proposal is for the next annual shareholder meeting. I will meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden

*** FISMA OMB Memorandum M-07-16 ***

to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote. Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to *** FISMA OMB Memorandum M-07-16 ***

Sincerely,



Kenneth Steiner

10-13-14
Date

cc: Jennifer Khoury Newcomb <corporate_communications@comcast.com>
Vice President of Corporate Communications
Lori Klumpp <Lori_Klumpp@Comcast.com>
Elizabeth Wideman <Elizabeth_Wideman@Comcast.com>

New York
Menlo Park
Washington DC
São Paulo
London
Paris
Madrid
Tokyo
Beijing
Hong Kong

Davis Polk

Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, NY 10017
212 450 4000 tel
212 701 5800 fax

January 23, 2015

Re: ***Shareholder Proposal Submitted by Kenneth Steiner***

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549
via email: *shareholderproposals@sec.gov*

Ladies and Gentlemen:

On behalf of our client, Comcast Corporation ("**Comcast**" or the "**Company**"), we write in response to the letter, dated January 21, 2015 (the "**Proponent's Letter**," a copy of which is attached hereto as Exhibit A), sent to you by John Chevedden on behalf of Kenneth Steiner (the "**Proponent**"). The Proponent's Letter was sent in response to the Company's no-action request, dated January 20, 2015 (the "**No-Action Request**," a copy of which is attached hereto as Exhibit B), in which we requested that the Staff of the Division of Corporation Finance (the "**Staff**") concur in our view that the Proponent's shareholder proposal and related supporting statement (the "**Proposal**") is excludable from the Company's proxy statement and form of proxy for the Company's 2015 Annual Meeting of Shareholders (collectively, the "**2015 Proxy Materials**") pursuant to the provisions of (i) Rule 14a-8(b) and Rule 14a8(f)(1) and (ii) Rule 14a-8(i)(6).

Pursuant to Staff Legal Bulletin No. 14D (CF), Shareholder Proposals (November 7, 2008), question C, we have submitted this letter and the related correspondence from the Proponent to the Commission via email to *shareholderproposals@sec.gov*. A copy of this letter and its attachments is also being sent to the Proponent.

The Proponent's Letter references a shareholder proposal (the "**2013 Proposal**") included in the Company's proxy statement and form of proxy for the Company's 2013 Annual Meeting of Shareholders that, according to the Proponent's Letter, addressed "the same topic as [the] [P]roposal" (Proponent's Letter at 1). The Proponent's Letter then notes that, in 2013, the Company "did not cite any example of a company being allowed" to exclude a proposal "based on the issue of company authority." In the Company's view, this argument is not relevant to the merits of the No-Action Request. As a general matter, the substance of the proposals included in the Company's prior proxy materials does not have a legal bearing on whether a proposal is properly excludable. Specifically, the inclusion of the 2013 Proposal in the Company's 2013 proxy materials is not proof that the Company had the power and authority to implement that proposal in 2013, nor is it proof that the Company has the power and authority to implement the Proposal now. Furthermore, though the proposals may address similar topics, a comparison of the full text of the proposals reveals substantial differences.

The Proponent's Letter does not otherwise challenge the bases for excluding the Proposal from the 2015 Proxy Materials that were set forth in the No-Action Request. The Proponent's Letter has not changed the Company's view that (i) the Proponent failed to satisfy the procedural eligibility requirements set forth in Rule 14a-8(b) and Rule 14a-8(f)(1) and (ii) the Company lacks the power or authority to implement the Proposal under Rule 14a-8(i)(6). As a result, we continue to rely on the arguments we advanced in the No-Action Request, which, in the interest of economy, we will not restate here. We reiterate our request that the Staff concur in our opinion that the Proposal is properly excludable.

* * * * *

We would be happy to provide you with any additional information and answer any questions that you may have regarding this request. Should you disagree with the conclusions set forth herein, we respectfully request the opportunity to confer with you prior to the determination of the Staff's final position. Please do not hesitate to call me at (212) 450-4397 or Arthur R. Block, the Company's Senior Vice President, General Counsel and Secretary, at (215) 286-7564, if we may be of any further assistance in this matter.

Very Truly Yours,



William H. Aaronson

cc: Kenneth Steiner

John Chevedden

Arthur R. Block
Comcast Corporation

EXHIBIT A

JOHN CHEVEDDEN

*** FISMA OMB Memorandum M-07-16 ***

January 21, 2015

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
Comcast Corporation (CMCSA)
Give Each Share an Equal Vote
Kenneth Steiner

Ladies and Gentlemen:

This is in regard to the January 20, 2015 company request concerning this rule 14a-8 proposal.

Attached is a shareholder proposal published in the 2013 company proxy on the same topic as this proposal. The company did not cite any example of a company being allowed to skip a non-binding shareholder vote on this same topic based on the issue of company authority.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2015 proxy.

Sincerely,



John Chevedden

cc: Kenneth Steiner

Arthur Block <Arthur_Block@Comcast.com>

PROPOSAL 4: TO ADOPT A RECAPITALIZATION PLAN

The following proposal and supporting statement were submitted by the Communications Workers of America Members' General Fund, 501 Third Street, N.W., Washington, D.C. 20001-2797.

RESOLVED: The shareholders request that the Board of Directors take the steps that may be necessary to adopt a recapitalization plan that would provide for all of the Company's outstanding stock to have one vote per share.

Supporting Statement

Comcast's capital structure gives Brian Roberts a disproportionate percentage of shareholder votes. He had one third of the votes at the 2012 Annual Meeting as the beneficial owner of all of Comcast's 9.44 million shares of Class B common stock, which have 15 votes per share.

In contrast, Comcast's 2.064 billion shares of Class A common have two-thirds of the aggregate voting power. For 2012 each Class A share was entitled to just "0.1345 votes."

A report prepared for Morgan Stanley Investment Management by Davis Global Advisors "concludes that such a structure puts the interests of the controlling family over those of other investors" (New York Times, Nov. 4, 2006). Louis Lowenstein has observed that dual-class voting stocks eliminate "checks or balances, except for fiduciary duty rules that reach only the most egregious sorts of behavior" (1989 Columbia Law Review pp. 979, 1008). He also contends that "they allow corporate control to be seized or retained by corporate officers or insiders" (What's Wrong with Wall Street, p. 193 (1988)).

The danger of such disproportionate voting power is illustrated, we believe, by the criminal convictions of former executives of Adelphia Communications and Hollinger International. Like Comcast, each of those companies had capital structures that gave disproportionate voting power to one or more insiders and thereby reduced accountability.

Comcast's capital structure may also hinder acquisitions of companies that are governed on the one share-one vote principle. It could inhibit efforts to raise additional capital, because some persons, like Nell Minow, the editor of The Corporate Library, "would never buy or recommend non-voting or limited voting stock" (USA Today, May 17, 2004).

With a market capitalization of about $58 billion as this is written, Comcast may be the largest public company with disparate voting rights. In our view, this large capitalization magnifies the danger to investors that arises from a capital structure that gives Mr. Roberts one-third of the votes with Class B stock that would represent less than 1 percent of the aggregate voting power if all of his Class B stock was converted to Class A common.

At the 2009 Annual Meeting, this proposal won more than 26.3 percent of the votes cast for and against. This is a truly astonishing number in view of the fact that each Class B share has more than 100 times the voting power of a Class A share.

Raytheon, Readers Digest, Church & Dwight, Fairchild Semiconductor, and other companies have recently eliminated stocks with disparate voting rights in order to provide each share of common stock with a single vote. We believe Comcast should also take this step in order to better align the voting power of shareholders with their economic interests.

Company Response to Shareholder Proposal

Along with the respected and stable leadership of Brian L. Roberts, our Board believes that our dual class structure has contributed to our stability and long-term shareholder returns. Specifically, the Board believes that our ownership structure has helped insulate our company from short-term pressures and allowed our Board and senior management to focus on our long-term success. The Board periodically evaluates our capital structure. We believe that our structure and the stability it promotes has driven, and will continue to drive, long-term shareholder value for shareholders who are committed to holding our stock for extended periods. As a testament to this belief, since going public in 1972, our shares have outperformed leading stock indices by significant margins, including the S&P 500 by a margin of almost 2 to 1. An investor who bought 1,000 shares of Class A common stock in 1972 at the IPO price of $7 per share would have had, after various stock splits and reinvested dividends, $5.4 million in shares as of December 31, 2012. Our Board believes that Mr. Roberts has been, and will continue to be, an extremely important part of the long-term success of our business.

Our dual class voting structure has existed since we went public in 1972. Prior to our acquisition of AT&T Corp.'s cable business in November 2002, Mr. Roberts beneficially owned stock representing approximately 87% of the combined voting power of all of our stock. In connection with that transaction, Mr. Roberts agreed to reduce his voting interest to a 33 1/3% non-dilutable interest. At the AT&T shareholders meeting relating to that transaction, the AT&T shareholders not only approved the transaction as a whole but also separately approved—at a rate of approximately 92% of votes cast—the governance terms of that transaction.

Our Board also believes that our history of being able to successfully raise capital for acquisitions and our other business needs provides evidence that the dual class voting structure does not impair our ability to raise additional capital or acquire other companies. Additionally, dual class voting structures are found in many other public companies, including First Amendment speaker media companies such as Viacom and CBS, as well as other leading companies like Berkshire Hathaway and Google.

Finally, under Pennsylvania law and our Articles of Incorporation, no recapitalization that affects the voting rights of our Class B common stock can be effected without the separate approval of Mr. Roberts, as beneficial owner of our Class B common stock.

FOR THESE REASONS, OUR BOARD UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE "AGAINST" THIS PROPOSAL.

[CMCSA: Rule 14a-8 Proposal, December 10, 2014]

Proposal X – Give Each Share An Equal Vote

RESOLVED: Shareholders request that our Board take steps to ensure that all of our company's outstanding stock has one-vote per share in each voting situation. This would encompass all practicable steps including encouragement and negotiation with shareholders, who have more than one vote per share, to request that they relinquish, for the common good of all shareholders, any preexisting rights, if necessary.

This proposal is not intended to unnecessarily limit our Board's judgment in crafting the requested change in accordance with applicable laws and existing contracts. This proposal is important because certain shares have super-sized voting power with 15-votes per share compared to less than one-vote per share for other shareholders. Without an equal voice, shareholders cannot hold management accountable.

GMI Ratings, an independent investment research firm, reported that each share of Class B Common stock had 15 votes. Each share of Class A Common stock had 0.1323 votes. Class A Special common stock had no right to vote.

Please vote to protect shareholder value:

Give Each Share An Equal Vote – Proposal X

EXHIBIT B

New York
Menlo Park
Washington DC
São Paulo
London
Paris
Madrid
Tokyo
Beijing
Hong Kong

Davis Polk

Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, NY 10017
212 450 4000 tel
212 701 5800 fax

January 20, 2015

Re: ***Shareholder Proposal Submitted by Kenneth Steiner***

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549
via email: *shareholderproposals@sec.gov*

Ladies and Gentlemen:

On behalf of our client, Comcast Corporation ("**Comcast**" or the "**Company**"), we write to inform you of the Company's intention to exclude from its proxy statement and form of proxy for the Company's 2015 Annual Meeting of Shareholders (collectively, the "**2015 Proxy Materials**") a shareholder proposal and related supporting statement (the "**Proposal**") received from Kenneth Steiner (the "**Proponent**").

We hereby respectfully request that the Staff of the Division of Corporation Finance (the "**Staff**") concur in our opinion that the Company may, for the reasons set forth below, properly exclude the aforementioned proposal from the 2015 Proxy Materials. The Company has advised us as to the factual matters set forth below.

Pursuant to Staff Legal Bulletin No. 14D (CF), Shareholder Proposals (November 7, 2008), question C, we have submitted this letter and the related correspondence from the Proponent to the Commission via email to *shareholderproposals@sec.gov*. Also, in accordance with Rule 14a-8(j), a copy of this letter and its attachments is being mailed on this date to the Proponent informing him of the Company's intention to exclude the Proposal from the 2015 Proxy Materials.

The Company plans to file its definitive proxy statement with the Securities and Exchange Commission (the "**SEC**") on or about April 10, 2015. Accordingly, we are submitting this letter not less than 80 days before the Company intends to file its definitive proxy statement.

Introduction

Comcast respectfully requests that the Staff concur with its view that the Proposal, which is attached hereto as Exhibit A, may be properly omitted from the 2015 Proxy Materials (i) pursuant to the provisions of Rule 14a-8(b) and Rule 14a-8(f)(1) because the Proponent has failed to establish in a timely manner that he plans to hold $2,000 in market value, or 1%, of the Company's securities entitled to be voted on the Proposal at the shareholder meeting through the date of the meeting and (ii) pursuant to the provisions of Rule 14a-8(i)(6), because the Company lacks the power or authority to implement the proposal.

Grounds for Omission

I. The Proposal may be omitted from the 2015 Proxy Materials under Rule 14a-8(b) and Rule 14a-8(f)(1) because the Proponent has failed to establish that he plans to hold the requisite securities through the date of the shareholder meeting

Rule 14a-8(b)(1) requires that, to be eligible to submit a proposal for a company's annual meeting, a proponent must (i) have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date such shareholder submits the proposal and (ii) continue to hold those securities through the date of the meeting. Under Rule 14a-8(b)(2), a proponent has the burden of demonstrating that it will hold the requisite securities through the date of the meeting. This burden can be met by means of submitting a written statement to the company. If a proponent fails to satisfy the procedural eligibility set forth in Rule 14a-8(b), then, pursuant to Rule 14a-8(f), the company must notify the proponent in writing of such deficiency within 14 calendar days of receiving the proposal. A proponent's response to such notice of deficiency must be postmarked or transmitted electronically to the Company no later than 14 days from the date the proponent receives the notice of deficiency.

The Company received the Proposal on December 10, 2014. In the letter accompanying the Proposal, the Proponent represented, in part, that he will meet the procedural eligibility requirements of Rule 14a-8, including "the continuous ownership of the required stock value until after the date of the respective shareholder meeting." The Proponent specified only that he would hold the required stock value ($2,000) through the date of the meeting; the Proponent did *not* specify that he would hold the Company's securities entitled to be voted on the Proposal, which, in this case, is Class A Common Stock. The Company also has other types of stock, including, for example, Class A Special Common Stock, which is non-voting stock, and, therefore, may not be used to satisfy the procedural eligibility requirements of Rule 14a-8. The Proponent also did not provide written proof of his holdings in Comcast from the record holder of the shares.

Because the Company was unable to verify the Proponent's eligibility to submit the Proposal, and in compliance with the time restrictions set forth in Rule 14a-8, the Company sent a notice of deficiency, a copy of which is attached hereto as Exhibit B (the "**Notice of Deficiency**"), to the Proponent on December 11, 2014, requesting that the Proponent correct the eligibility deficiencies within 14 calendar days of its receipt of the Company's request. The Notice of Deficiency was sent by e-mail according to the instructions provided in the Proponent's letter accompanying the Proposal:

> Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden ([*telephone number and address redacted*]) at [*e-mail address redacted*] (at) earthlink.net to facilitate prompt and verifiable communication.

In addition to sending the Notice of Deficiency in the manner specified by the Proponent, a courtesy copy was sent via Federal Express on December 11, 2014.

The Notice of Deficiency set forth in detail both the Proponent's failure to provide written proof of his holdings in the Company and his failure to specify that he would hold the Company's securities entitled to be voted on the Proposal through the date of the meeting. Per Staff Legal Bulletin No. 14G (CF), Shareholder Proposals (Oct. 16, 2012), the Notice of Deficiency also specifically described the steps the Proponent should take to remedy the deficiencies. More particularly, the Notice of Deficiency provided, in part:

> [Your] letter states only that you intend to hold "the required stock value" through the date of the 2015 annual meeting. It does not specify that you own Comcast Class A Common Stock, which is voting stock. Comcast also has other types of stock, including, for example, Comcast Class A Special Common Stock, which is non-voting stock and, accordingly, may not be used to satisfy the procedural and eligibility requirements under Rule 14a-8.

On December 12, 2014, the Proponent sent proof of stock ownership to the Company by fax, a copy of which is attached hereto as Exhibit C. However, the Proponent did *not* revise his written statement to specify that he intended to hold at least $2,000 in market value of Comcast Class A Common Stock—the Company's securities entitled to be voted on the Proposal—through the date of the meeting.

Under Rule 14a-8(f)(1), a company may exclude a shareholder proposal if the proponent fails to submit evidence of his eligibility to make the proposal under Rule 14a-8 (including the stock ownership requirement of Rule 14a-8(b)) within 14 days from the date on which the proponent received timely notice of such deficiency from the company. See, e.g., Aetna Inc. (Jan. 14, 2013); NYSE Euronext (Jan. 9, 2012). As noted above, after identifying the Proponent's eligibility deficiencies, the Company duly notified the Proponent of such deficiencies under Rule 14a-8(b) on December 12, 2014. Pursuant to Rule 14a-8(f)(1), any response from the Proponent to the Notice of Deficiency was required to be postmarked or transmitted electronically by December 26, 2014. Because the Company did not receive a response from the Proponent that stated that the Proponent will hold the Company's securities entitled to be voted on the Proposal through the date of the meeting, the Proposal is excludable under Rule 14a-8(b) and Rule 14a-8(f)(1).

II. The Proposal may be omitted from the 2015 Proxy Materials under Rule 14a-8(i)(6) because the Company lacks the power or authority to implement the proposal

If the Staff declines to concur that the Proposal may be excluded from the 2015 Proxy Materials under Rule 14-8(b) and Rule 14a-8(f)(1), we request the Staff to concur in our view that the Proposal may be excluded under Rule 14-8(i)(6). Rule 14a-8(i)(6) permits a company to exclude a shareholder proposal "if the company would lack the power or authority to implement the proposal." Here, the Proposal requests that the "Board take steps to ensure that all of [the] company's outstanding voting stock has one-vote per share in each voting situation." Neither the Board of Directors nor the Company has the authority to implement the Proposal.

The voting rights of the Company's stock are set forth in Article V of the Company's Articles of Incorporation (the "**Articles**"), a copy of which is attached hereto as Exhibit D. The Company has three classes of stock: Class A Common Stock, Class A Special Common Stock and Class B Common Stock. Class A Common Stock and Class A Special Common Stock are both publicly traded, while the outstanding Class B Common Stock is 100% privately held.[1] Pursuant to the Articles, the voting rights of the different classes of stock are generally as follows: Class A Common Stock entitles the holder to a number of votes per share based on a formula; Class A Special Common Stock has no voting rights; and Class B Common Stock entitles the holder to 15 votes per share or, with respect to any matter on which all holders of the Company's stock vote as a single class, the number of votes necessary to give the holders of the Class B Common Stock in the aggregate 33.33% of the total number of votes that could be cast by all holders of the Company's stock. For the Company to implement the Proposal and take steps to ensure that the Company's outstanding voting stock has one vote per share in each voting situation, the Company would need to amend the Articles and change the voting right of each class of stock set forth therein.

However, pursuant to Article VII of the Articles, the approval of the holders of Class B Common Stock is necessary to approve, in part, any amendment of the Articles that would "limit the rights of the holders of Class B Common Stock" or that would "make any change in the . . . rights of the [Class B Common Stock]" that is adverse to that class. Thus, for the Company to implement the Proposal, the holders of the Class B Common Stock would have to give their consent for the Class B Common Stock to have one vote per share. Put differently, the holders of the Class B Common Stock have a veto right over the implementation of the Proposal. Consequently, neither the Company nor the Board has the power or authority to implement the Proposal. The Company therefore believes that the Proposal is properly excludable under Rule 14a-8(i)(6).

Conclusion

Comcast believes that the Proposal may be properly excluded from the 2015 Proxy Materials pursuant to (i) Rule 14a-8(b) and Rule 14a-8(f)(1), because the Proponent failed to state that he would hold the requisite shares through the shareholder meeting, and (ii) Rule 14a-8(i)(6), because the Company lacks the power and authority to implement the Proposal.

* * * * *

[1] The Class B Common Stock is beneficially owned by Mr. Brian L. Roberts through (i) a limited liability company of which Mr. Roberts is the managing member and (ii) certain family trusts of which Mr. Roberts and/or his descendants are the beneficiaries.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this request. Should you disagree with the conclusions set forth herein, we respectfully request the opportunity to confer with you prior to the determination of the Staff's final position. Please do not hesitate to call me at (212) 450-4397 or Arthur R. Block, the Company's Senior Vice President, General Counsel and Secretary, at (215) 286-7564, if we may be of any further assistance in this matter.

Very Truly Yours,



William H. Aaronson

Enclosures

cc: Kenneth Steiner

John Chevedden

Arthur R. Block
Comcast Corporation

EXHIBIT A

Kenneth Steiner

*** FISMA OMB Memorandum M-07-16 ***

Ms. Arthur R. Block
Corporate Secretary
Comcast Corporation (CMCSA)
One Comcast Center
Philadelphia PA 19103
Phone: 215 286-1700
FX: 215-286-7794

Dear Mr. Block,

I purchased stock in our company because I believed our company had greater potential. My attached Rule 14a-8 proposal is submitted in support of the long-term performance of our company. This Rule 14a-8 proposal is submitted as a low-cost method to improve compnay performance.

My proposal is for the next annual shareholder meeting. I will meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden

*** FISMA OMB Memorandum M-07-16 ***

to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote. Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by em*** FISMA OMB Memorandum M-07-16 ***

Sincerely,



Kenneth Steiner

10-13-14
Date

cc: Jennifer Khoury Newcomb <corporate_communications@comcast.com>
Vice President of Corporate Communications
Lori Klumpp <Lori_Klumpp@Comcast.com>
Elizabeth Wideman <Elizabeth_Wideman@Comcast.com>

[CMCSA: Rule 14a-8 Proposal, December 10, 2014]
Proposal X – Give Each Share An Equal Vote

RESOLVED: Shareholders request that our Board take steps to ensure that all of our company's outstanding stock has one-vote per share in each voting situation. This would encompass all practicable steps including encouragement and negotiation with shareholders, who have more than one vote per share, to request that they relinquish, for the common good of all shareholders, any preexisting rights, if necessary.

This proposal is not intended to unnecessarily limit our Board's judgment in crafting the requested change in accordance with applicable laws and existing contracts. This proposal is important because certain shares have super-sized voting power with 15-votes per share compared to less than one-vote per share for other shareholders. Without an equal voice, shareholders cannot hold management accountable.

GMI Ratings, an independent investment research firm, reported that each share of Class B Common stock had 15 votes. Each share of Class A Common stock had 0.1323 votes. Class A Special common stock had no right to vote.

Please vote to protect shareholder value:

Give Each Share An Equal Vote – Proposal X

Notes:
Kenneth Steiner, *** FISMA OMB Memorandum M-07-16 *** sponsored this proposal.

"Proposal X" is a placeholder for the proposal number assigned by the company in the final proxy.

Please note that the title of the proposal is part of the proposal.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email *** FISMA OMB Memorandum M-07-16 ***

EXHIBIT B



December 11, 2014

Re: Notice of deficiency regarding shareholder proposal for inclusion in Comcast's 2015 proxy statement

VIA EMAIL AND OVERNIGHT MAIL

Kenneth Steiner

*** FISMA OMB Memorandum M-07-16 ***

John Chevedden

*** FISMA OMB Memorandum M-07-16 ***

Dear Mr. Steiner and Mr. Chevedden:

I am writing in reference to the letter, dated and received by email on December 10, 2014 (the "**Proposal**," a copy of which is attached hereto as Exhibit A) and submitted on behalf of Kenneth Steiner ("**Proponent**"), proposing that the board of directors of Comcast Corporation (the "**Company**") take steps to ensure that all of the Company's outstanding stock has one-vote per share in each voting situation and requesting that we include the Proposal in our 2015 proxy statement.

A copy of Rule 14a-8 of the Securities Exchange Act of 1934, as amended, which sets forth the procedural and eligibility requirements applicable to shareholder proposals submitted for inclusion in proxy statements, is attached hereto for your reference as Exhibit B.

Rule 14a-8(b)(1) requires that in order to be eligible to submit a proposal for inclusion in the Company's proxy statement, a shareholder must, among other things, have continuously held at least $2,000 in market value, or 1%, of the Company's securities entitled to vote on the proposal at the shareholder meeting for at least one year by the date such shareholder submits the proposal.

The Company's stock records do not indicate that you are currently a registered holder of any shares of the Company's common stock entitled to vote on the Proposal (in this case, Comcast Class A Common Stock), and you have not provided proof of your ownership.

Under Rule 14a-8(b), a beneficial holder may prove its eligibility to submit a shareholder proposal for inclusion in the Company's proxy statement by submitting to the Company either of the following, neither of which have been submitted to date:

- a written statement from the "record" holder of the securities verifying that, at the time the beneficial holder submitted its proposal (in this case, December 10, 2014, according to the email time/date stamp on the Proposal), the beneficial holder had continuously held the requisite amount of securities for at least one year; or
- if the beneficial holder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting its ownership of the shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the beneficial holder's ownership level, along with a written statement by the beneficial holder that it continuously held the required number of shares for the one-year period as of the date of the statement;

in each case, along with a written statement from the shareholder that it intends to continue holding the applicable securities through the date of the shareholder meeting.

To help shareholders comply with the requirements of submitting proof of ownership to companies, the SEC's Division of Corporation Finance published Staff Legal Bulletin No. 14F on October 18, 2011 ("**SLB 14F**," a copy of which is attached hereto for your reference as Exhibit C) and Staff Legal Bulletin No. 14G on October 16, 2012 ("**SLB 14G**," a copy of which is attached hereto for your reference as Exhibit D). SLB 14F and SLB 14G provide that for securities held through the Depository Trust Company ("**DTC**"), only DTC participants should be viewed as record holders of securities that are deposited at DTC. You can confirm whether your broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at: http://www.dtcc.com/~/media/Files/Downloads/client-center/DTC/alpha.pdf. If you hold shares through a broker or bank that is not a DTC participant, you will need to obtain proof of ownership from the DTC participant through which such broker or bank holds the shares. You should be able to find out the name of the appropriate DTC participant from your broker or bank. If the DTC participant that holds your shares knows the holdings of your broker or bank, but does not know your holdings, you may satisfy your proof of ownership requirements by submitting two proof-of-ownership statements—one from your broker or bank confirming your ownership and the other from the DTC participant confirming the broker or bank's ownership. Please review SLB 14F and SLB 14G carefully before submitting any revisions to your letter and proof of ownership materials in light of the discussion below to ensure that they are compliant with Rule 14a-8.

In addition, the letter states only that you intend to hold "the required stock value" through the date of the 2015 annual meeting. It does not specify that you own Comcast Class A Common Stock, which is voting stock. Comcast also has other types of stock, including, for example, Comcast Class A Special Common Stock, which is non-voting stock and, accordingly, may not be used to satisfy the procedural and eligibility requirements under Rule 14a-8.

Pursuant to Rule 14a-8, the documentation demonstrating your eligibility must be postmarked or transmitted to us no later than 14 calendar days of your receipt of this letter, or we will not be able to consider your proposal for inclusion in the Company's 2015 proxy statement, and we will submit a no action request letter to the Securities and Exchange Commission indicating that we do not intend to include your proposal in such proxy statement.

We thank you for your interest in Comcast. Should you wish to discuss this further, please do not hesitate to contact me at (215) 286-7564.

Very truly yours,



Arthur R. Block
Senior Vice President, General
Counsel and Secretary

cc: William H. Aaronson
Christian Lang
Davis Polk & Wardwell LLP

EXHIBIT A

Kenneth Steiner

*** FISMA OMB Memorandum M-07-16 ***

Ms. Arthur R. Block
Corporate Secretary
Comcast Corporation (CMCSA)
One Comcast Center
Philadelphia PA 19103
Phone: 215 286-1700
FX: 215-286-7794

Dear Mr. Block,

I purchased stock in our company because I believed our company had greater potential. My attached Rule 14a-8 proposal is submitted in support of the long-term performance of our company. This Rule 14a-8 proposal is submitted as a low-cost method to improve compnay performance.

My proposal is for the next annual shareholder meeting. I will meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden

*** FISMA OMB Memorandum M-07-16 ***

to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote. Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email *** FISMA OMB Memorandum M-07-16 ***

Sincerely,



Kenneth Steiner

10-13-14
Date

cc: Jennifer Khoury Newcomb <corporate_communications@comcast.com>
Vice President of Corporate Communications
Lori Klumpp <Lori_Klumpp@Comcast.com>
Elizabeth Wideman <Elizabeth_Wideman@Comcast.com>

[CMCSA: Rule 14a-8 Proposal, December 10, 2014]
Proposal X – Give Each Share An Equal Vote

RESOLVED: Shareholders request that our Board take steps to ensure that all of our company's outstanding stock has one-vote per share in each voting situation. This would encompass all practicable steps including encouragement and negotiation with shareholders, who have more than one vote per share, to request that they relinquish, for the common good of all shareholders, any preexisting rights, if necessary.

This proposal is not intended to unnecessarily limit our Board's judgment in crafting the requested change in accordance with applicable laws and existing contracts. This proposal is important because certain shares have super-sized voting power with 15-votes per share compared to less than one-vote per share for other shareholders. Without an equal voice, shareholders cannot hold management accountable.

GMI Ratings, an independent investment research firm, reported that each share of Class B Common stock had 15 votes. Each share of Class A Common stock had 0.1323 votes. Class A Special common stock had no right to vote.

Please vote to protect shareholder value:
Give Each Share An Equal Vote – Proposal X

Notes:
Kenneth Steiner, *** FISMA OMB Memorandum M-07-16 *** sponsored this proposal.

"Proposal X" is a placeholder for the proposal number assigned by the company in the final proxy.

Please note that the title of the proposal is part of the proposal.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by em*** FISMA OMB Memorandum M-07-16 ***

EXHIBIT B

Rule 14a-8 -- Proposals of Security Holders

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

a. Question 1: What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

b. Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

   1. In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

   2. If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

      i. The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

      ii. The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

A. A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

B. Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

C. Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

c. Question 3: How many proposals may I submit: Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

d. Question 4: How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

e. Question 5: What is the deadline for submitting a proposal?

1. If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q, or in shareholder reports of investment companies under Rule 270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

2. The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

3. If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

f. Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

1. The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

2. If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

g. Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

h. Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

1. Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

2. If the company holds it shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

3. If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

i. Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

1. Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Not to paragraph (i)(1)

Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

---

2. Violation of law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Not to paragraph (i)(2)

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law could result in a violation of any state or federal law.

---

3. Violation of proxy rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

4. Personal grievance; special interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

5. Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

6. Absence of power/authority: If the company would lack the power or authority to implement the proposal;

7. Management functions: If the proposal deals with a matter relating to the company's ordinary business operations;

8. Relates to election: If the proposal relates to a nomination or an election for membership on the company's board of directors or analogous governing body or a procedure for such nomination or election;

9. Conflicts with company's proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting.

Note to paragraph (i)(9)

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

10. Substantially implemented: If the company has already substantially implemented the proposal;

11. Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

12. Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

    i. Less than 3% of the vote if proposed once within the preceding 5 calendar years;

    ii. Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

    iii. Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

13. Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

j. Question 10: What procedures must the company follow if it intends to exclude my proposal?

1. If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

2. The company must file six paper copies of the following:

    i. The proposal;

ii. An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

iii. A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

k. Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

l. Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

1. The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

2. The company is not responsible for the contents of your proposal or supporting statement.

m. Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

1. The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

2. However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti- fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

3. We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our

attention any materially false or misleading statements, under the following time frames:

i. If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

ii. In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under Rule 14a-6.

EXHIBIT C



U.S. Securities and Exchange Commission

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14F (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 18, 2011

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- Brokers and banks that constitute "record" holders under Rule 14a-8 (b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- Common errors shareholders can avoid when submitting proof of ownership to companies;
- The submission of revised proposals;
- Procedures for withdrawing no-action requests regarding proposals submitted by multiple proponents; and
- The Division's new process for transmitting Rule 14a-8 no-action responses by email.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D and SLB No. 14E.

B. The types of brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Eligibility to submit a proposal under Rule 14a-8

To be eligible to submit a shareholder proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. The shareholder must also continue to hold the required amount of securities through the date of the meeting and must provide the company with a written statement of intent to do so.[1]

The steps that a shareholder must take to verify his or her eligibility to submit a proposal depend on how the shareholder owns the securities. There are two types of security holders in the U.S.: registered owners and beneficial owners.[2] Registered owners have a direct relationship with the issuer because their ownership of shares is listed on the records maintained by the issuer or its transfer agent. If a shareholder is a registered owner, the company can independently confirm that the shareholder's holdings satisfy Rule 14a-8(b)'s eligibility requirement.

The vast majority of investors in shares issued by U.S. companies, however, are beneficial owners, which means that they hold their securities in book-entry form through a securities intermediary, such as a broker or a bank. Beneficial owners are sometimes referred to as "street name" holders. Rule 14a-8(b)(2)(i) provides that a beneficial owner can provide proof of ownership to support his or her eligibility to submit a proposal by submitting a written statement "from the 'record' holder of [the] securities (usually a broker or bank)," verifying that, at the time the proposal was submitted, the shareholder held the required amount of securities continuously for at least one year.[3]

2. The role of the Depository Trust Company

Most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency acting as a securities depository. Such brokers and banks are often referred to as "participants" in DTC.[4] The names of these DTC participants, however, do not appear as the registered owners of the securities deposited with DTC on the list of shareholders maintained by the company or, more typically, by its transfer agent. Rather, DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants. A company can request from DTC a "securities position listing" as of a specified date, which identifies the DTC participants having a position in the company's securities and the number of securities held by each DTC participant on that date.[5]

3. Brokers and banks that constitute "record" holders under Rule

14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

In *The Hain Celestial Group, Inc.* (Oct. 1, 2008), we took the position that an introducing broker could be considered a "record" holder for purposes of Rule 14a-8(b)(2)(i). An introducing broker is a broker that engages in sales and other activities involving customer contact, such as opening customer accounts and accepting customer orders, but is not permitted to maintain custody of customer funds and securities.[6] Instead, an introducing broker engages another broker, known as a "clearing broker," to hold custody of client funds and securities, to clear and execute customer trades, and to handle other functions such as issuing confirmations of customer trades and customer account statements. Clearing brokers generally are DTC participants; introducing brokers generally are not. As introducing brokers generally are not DTC participants, and therefore typically do not appear on DTC's securities position listing, *Hain Celestial* has required companies to accept proof of ownership letters from brokers in cases where, unlike the positions of registered owners and brokers and banks that are DTC participants, the company is unable to verify the positions against its own or its transfer agent's records or against DTC's securities position listing.

In light of questions we have received following two recent court cases relating to proof of ownership under Rule 14a-8[7] and in light of the Commission's discussion of registered and beneficial owners in the Proxy Mechanics Concept Release, we have reconsidered our views as to what types of brokers and banks should be considered "record" holders under Rule 14a-8(b)(2)(i). Because of the transparency of DTC participants' positions in a company's securities, we will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as "record" holders of securities that are deposited at DTC. As a result, we will no longer follow *Hain Celestial*.

We believe that taking this approach as to who constitutes a "record" holder for purposes of Rule 14a-8(b)(2)(i) will provide greater certainty to beneficial owners and companies. We also note that this approach is consistent with Exchange Act Rule 12g5-1 and a 1988 staff no-action letter addressing that rule,[8] under which brokers and banks that are DTC participants are considered to be the record holders of securities on deposit with DTC when calculating the number of record holders for purposes of Sections 12(g) and 15(d) of the Exchange Act.

Companies have occasionally expressed the view that, because DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants, only DTC or Cede & Co. should be viewed as the "record" holder of the securities held on deposit at DTC for purposes of Rule 14a-8(b)(2)(i). We have never interpreted the rule to require a shareholder to obtain a proof of ownership letter from DTC or Cede & Co., and nothing in this guidance should be construed as changing that view.

How can a shareholder determine whether his or her broker or bank is a DTC participant?

Shareholders and companies can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf.

What if a shareholder's broker or bank is not on DTC's participant list?

The shareholder will need to obtain proof of ownership from the DTC participant through which the securities are held. The shareholder should be able to find out who this DTC participant is by asking the shareholder's broker or bank.[9]

If the DTC participant knows the shareholder's broker or bank's holdings, but does not know the shareholder's holdings, a shareholder could satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year – one from the shareholder's broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

How will the staff process no-action requests that argue for exclusion on the basis that the shareholder's proof of ownership is not from a DTC participant?

The staff will grant no-action relief to a company on the basis that the shareholder's proof of ownership is not from a DTC participant only if the company's notice of defect describes the required proof of ownership in a manner that is consistent with the guidance contained in this bulletin. Under Rule 14a-8(f)(1), the shareholder will have an opportunity to obtain the requisite proof of ownership after receiving the notice of defect.

C. Common errors shareholders can avoid when submitting proof of ownership to companies

In this section, we describe two common errors shareholders make when submitting proof of ownership for purposes of Rule 14a-8(b)(2), and we provide guidance on how to avoid these errors.

First, Rule 14a-8(b) requires a shareholder to provide proof of ownership that he or she has "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal" (emphasis added).[10] We note that many proof of ownership letters do not satisfy this requirement because they do not verify the shareholder's beneficial ownership for the entire one-year period preceding and including the date the proposal is submitted. In some cases, the letter speaks as of a date *before* the date the proposal is submitted, thereby leaving a gap between the date of the verification and the date the proposal is submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the shareholder's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Second, many letters fail to confirm continuous ownership of the securities. This can occur when a broker or bank submits a letter that confirms the shareholder's beneficial ownership only as of a specified date but omits any reference to continuous ownership for a one-year period.

We recognize that the requirements of Rule 14a-8(b) are highly prescriptive and can cause inconvenience for shareholders when submitting proposals. Although our administration of Rule 14a-8(b) is constrained by the terms of the rule, we believe that shareholders can avoid the two errors highlighted above by arranging to have their broker or bank provide the required verification of ownership as of the date they plan to submit the proposal using the following format:

> "As of [date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities]."[11]

As discussed above, a shareholder may also need to provide a separate written statement from the DTC participant through which the shareholder's securities are held if the shareholder's broker or bank is not a DTC participant.

D. The submission of revised proposals

On occasion, a shareholder will revise a proposal after submitting it to a company. This section addresses questions we have received regarding revisions to a proposal or supporting statement.

1. A shareholder submits a timely proposal. The shareholder then submits a revised proposal before the company's deadline for receiving proposals. Must the company accept the revisions?

Yes. In this situation, we believe the revised proposal serves as a replacement of the initial proposal. By submitting a revised proposal, the shareholder has effectively withdrawn the initial proposal. Therefore, the shareholder is not in violation of the one-proposal limitation in Rule 14a-8 (c).[12] If the company intends to submit a no-action request, it must do so with respect to the revised proposal.

We recognize that in Question and Answer E.2 of SLB No. 14, we indicated that if a shareholder makes revisions to a proposal before the company submits its no-action request, the company can choose whether to accept the revisions. However, this guidance has led some companies to believe that, in cases where shareholders attempt to make changes to an initial proposal, the company is free to ignore such revisions even if the revised proposal is submitted before the company's deadline for receiving shareholder proposals. We are revising our guidance on this issue to make clear that a company may not ignore a revised proposal in this situation.[13]

2. A shareholder submits a timely proposal. After the deadline for receiving proposals, the shareholder submits a revised proposal. Must the company accept the revisions?

No. If a shareholder submits revisions to a proposal after the deadline for receiving proposals under Rule 14a-8(e), the company is not required to accept the revisions. However, if the company does not accept the revisions, it must treat the revised proposal as a second proposal and submit a notice stating its intention to exclude the revised proposal, as required by Rule 14a-8(j). The company's notice may cite Rule 14a-8(e) as the reason for excluding the revised proposal. If the company does not accept the revisions and intends to exclude the initial proposal, it would also need to submit its reasons for excluding the initial proposal.

3. If a shareholder submits a revised proposal, as of which date must the shareholder prove his or her share ownership?

A shareholder must prove ownership as of the date the original proposal is submitted. When the Commission has discussed revisions to proposals,[14] it has not suggested that a revision triggers a requirement to provide proof of ownership a second time. As outlined in Rule 14a-8(b), proving ownership includes providing a written statement that the shareholder intends to continue to hold the securities through the date of the shareholder meeting. Rule 14a-8(f)(2) provides that if the shareholder "fails in [his or her] promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of [the same shareholder's] proposals from its proxy materials for any meeting held in the following two calendar years." With these provisions in mind, we do not interpret Rule 14a-8 as requiring additional proof of ownership when a shareholder submits a revised proposal.[15]

E. Procedures for withdrawing no-action requests for proposals submitted by multiple proponents

We have previously addressed the requirements for withdrawing a Rule 14a-8 no-action request in SLB Nos. 14 and 14C. SLB No. 14 notes that a company should include with a withdrawal letter documentation demonstrating that a shareholder has withdrawn the proposal. In cases where a proposal submitted by multiple shareholders is withdrawn, SLB No. 14C states that, if each shareholder has designated a lead individual to act on its behalf and the company is able to demonstrate that the individual is authorized to act on behalf of all of the proponents, the company need only provide a letter from that lead individual indicating that the lead individual is withdrawing the proposal on behalf of all of the proponents.

Because there is no relief granted by the staff in cases where a no-action request is withdrawn following the withdrawal of the related proposal, we recognize that the threshold for withdrawing a no-action request need not be overly burdensome. Going forward, we will process a withdrawal request if the company provides a letter from the lead filer that includes a representation that the lead filer is authorized to withdraw the proposal on behalf of each proponent identified in the company's no-action request.[16]

F. Use of email to transmit our Rule 14a-8 no-action responses to companies and proponents

To date, the Division has transmitted copies of our Rule 14a-8 no-action responses, including copies of the correspondence we have received in connection with such requests, by U.S. mail to companies and proponents.

We also post our response and the related correspondence to the Commission's website shortly after issuance of our response.

In order to accelerate delivery of staff responses to companies and proponents, and to reduce our copying and postage costs, going forward, we intend to transmit our Rule 14a-8 no-action responses by email to companies and proponents. We therefore encourage both companies and proponents to include email contact information in any correspondence to each other and to us. We will use U.S. mail to transmit our no-action response to any company or proponent for which we do not have email contact information.

Given the availability of our responses and the related correspondence on the Commission's website and the requirement under Rule 14a-8 for companies and proponents to copy each other on correspondence submitted to the Commission, we believe it is unnecessary to transmit copies of the related correspondence along with our no-action response. Therefore, we intend to transmit only our staff response and not the correspondence we receive from the parties. We will continue to post to the Commission's website copies of this correspondence at the same time that we post our staff no-action response.

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[1] *See* Rule 14a-8(b).

[2] For an explanation of the types of share ownership in the U.S., see Concept Release on U.S. Proxy System, Release No. 34-62495 (July 14, 2010) [75 FR 42982] ("Proxy Mechanics Concept Release"), at Section II.A. The term "beneficial owner" does not have a uniform meaning under the federal securities laws. It has a different meaning in this bulletin as compared to "beneficial owner" and "beneficial ownership" in Sections 13 and 16 of the Exchange Act. Our use of the term in this bulletin is not intended to suggest that registered owners are not beneficial owners for purposes of those Exchange Act provisions. *See* Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Release No. 34-12598 (July 7, 1976) [41 FR 29982], at n.2 ("The term 'beneficial owner' when used in the context of the proxy rules, and in light of the purposes of those rules, may be interpreted to have a broader meaning than it would for certain other purpose[s] under the federal securities laws, such as reporting pursuant to the Williams Act.").

[3] If a shareholder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 reflecting ownership of the required amount of shares, the shareholder may instead prove ownership by submitting a copy of such filings and providing the additional information that is described in Rule 14a-8(b)(2)(ii).

[4] DTC holds the deposited securities in "fungible bulk," meaning that there are no specifically identifiable shares directly owned by the DTC participants. Rather, each DTC participant holds a pro rata interest or position in the aggregate number of shares of a particular issuer held at DTC. Correspondingly, each customer of a DTC participant – such as an individual investor – owns a pro rata interest in the shares in which the DTC

participant has a pro rata interest. *See* Proxy Mechanics Concept Release, at Section II.B.2.a.

[5] *See* Exchange Act Rule 17Ad-8.

[6] *See* Net Capital Rule, Release No. 34-31511 (Nov. 24, 1992) [57 FR 56973] ("Net Capital Rule Release"), at Section II.C.

[7] *See KBR Inc. v. Chevedden*, Civil Action No. H-11-0196, 2011 U.S. Dist. LEXIS 36431, 2011 WL 1463611 (S.D. Tex. Apr. 4, 2011); *Apache Corp. v. Chevedden*, 696 F. Supp. 2d 723 (S.D. Tex. 2010). In both cases, the court concluded that a securities intermediary was not a record holder for purposes of Rule 14a-8(b) because it did not appear on a list of the company's non-objecting beneficial owners or on any DTC securities position listing, nor was the intermediary a DTC participant.

[8] *Techne Corp.* (Sept. 20, 1988).

[9] In addition, if the shareholder's broker is an introducing broker, the shareholder's account statements should include the clearing broker's identity and telephone number. *See* Net Capital Rule Release, at Section II.C.(iii). The clearing broker will generally be a DTC participant.

[10] For purposes of Rule 14a-8(b), the submission date of a proposal will generally precede the company's receipt date of the proposal, absent the use of electronic or other means of same-day delivery.

[11] This format is acceptable for purposes of Rule 14a-8(b), but it is not mandatory or exclusive.

[12] As such, it is not appropriate for a company to send a notice of defect for multiple proposals under Rule 14a-8(c) upon receiving a revised proposal.

[13] This position will apply to all proposals submitted after an initial proposal but before the company's deadline for receiving proposals, regardless of whether they are explicitly labeled as "revisions" to an initial proposal, unless the shareholder affirmatively indicates an intent to submit a second, *additional* proposal for inclusion in the company's proxy materials. In that case, the company must send the shareholder a notice of defect pursuant to Rule 14a-8(f)(1) if it intends to exclude either proposal from its proxy materials in reliance on Rule 14a-8(c). In light of this guidance, with respect to proposals or revisions received before a company's deadline for submission, we will no longer follow *Layne Christensen Co.* (Mar. 21, 2011) and other prior staff no-action letters in which we took the view that a proposal would violate the Rule 14a-8(c) one-proposal limitation if such proposal is submitted to a company after the company has either submitted a Rule 14a-8 no-action request to exclude an earlier proposal submitted by the same proponent or notified the proponent that the earlier proposal was excludable under the rule.

[14] *See, e.g.*, Adoption of Amendments Relating to Proposals by Security Holders, Release No. 34-12999 (Nov. 22, 1976) [41 FR 52994].

[15] Because the relevant date for proving ownership under Rule 14a-8(b) is the date the proposal is submitted, a proponent who does not adequately prove ownership in connection with a proposal is not permitted to submit another proposal for the same meeting on a later date.

[16] Nothing in this staff position has any effect on the status of any shareholder proposal that is not withdrawn by the proponent or its authorized representative.

http://www.sec.gov/interps/legal/cfslb14f.htm

EXHIBIT D



U.S. Securities and Exchange Commission

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14G (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 16, 2012

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- the parties that can provide proof of ownership under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- the manner in which companies should notify proponents of a failure to provide proof of ownership for the one-year period required under Rule 14a-8(b)(1); and
- the use of website references in proposals and supporting statements.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D, SLB No. 14E and SLB No. 14F.

B. Parties that can provide proof of ownership under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Sufficiency of proof of ownership letters provided by affiliates of DTC participants for purposes of Rule 14a-8(b)(2)(i)

To be eligible to submit a proposal under Rule 14a-8, a shareholder must, among other things, provide documentation evidencing that the shareholder has continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. If the shareholder is a beneficial owner of the securities, which means that the securities are held in book-entry form through a securities intermediary, Rule 14a-8(b)(2)(i) provides that this documentation can be in the form of a "written statement from the 'record' holder of your securities (usually a broker or bank)...."

In SLB No. 14F, the Division described its view that only securities intermediaries that are participants in the Depository Trust Company ("DTC") should be viewed as "record" holders of securities that are deposited at DTC for purposes of Rule 14a-8(b)(2)(i). Therefore, a beneficial owner must obtain a proof of ownership letter from the DTC participant through which its securities are held at DTC in order to satisfy the proof of ownership requirements in Rule 14a-8.

During the most recent proxy season, some companies questioned the sufficiency of proof of ownership letters from entities that were not themselves DTC participants, but were affiliates of DTC participants.[1] By virtue of the affiliate relationship, we believe that a securities intermediary holding shares through its affiliated DTC participant should be in a position to verify its customers' ownership of securities. Accordingly, we are of the view that, for purposes of Rule 14a-8(b)(2)(i), a proof of ownership letter from an affiliate of a DTC participant satisfies the requirement to provide a proof of ownership letter from a DTC participant.

2. Adequacy of proof of ownership letters from securities intermediaries that are not brokers or banks

We understand that there are circumstances in which securities intermediaries that are not brokers or banks maintain securities accounts in the ordinary course of their business. A shareholder who holds securities through a securities intermediary that is not a broker or bank can satisfy Rule 14a-8's documentation requirement by submitting a proof of ownership letter from that securities intermediary.[2] If the securities intermediary is not a DTC participant or an affiliate of a DTC participant, then the shareholder will also need to obtain a proof of ownership letter from the DTC participant or an affiliate of a DTC participant that can verify the holdings of the securities intermediary.

C. Manner in which companies should notify proponents of a failure to provide proof of ownership for the one-year period required under Rule 14a-8(b)(1)

As discussed in Section C of SLB No. 14F, a common error in proof of ownership letters is that they do not verify a proponent's beneficial ownership for the entire one-year period preceding and including the date the proposal was submitted, as required by Rule 14a-8(b)(1). In some cases, the letter speaks as of a date *before* the date the proposal was submitted, thereby leaving a gap between the date of verification and the date the proposal was submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the proponent's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Under Rule 14a-8(f), if a proponent fails to follow one of the eligibility or procedural requirements of the rule, a company may exclude the proposal only if it notifies the proponent of the defect and the proponent fails to correct it. In SLB No. 14 and SLB No. 14B, we explained that companies should provide adequate detail about what a proponent must do to remedy all eligibility or procedural defects.

We are concerned that companies' notices of defect are not adequately describing the defects or explaining what a proponent must do to remedy defects in proof of ownership letters. For example, some companies' notices of defect make no mention of the gap in the period of ownership covered by the proponent's proof of ownership letter or other specific deficiencies that the company has identified. We do not believe that such notices of defect serve the purpose of Rule 14a-8(f).

Accordingly, going forward, we will not concur in the exclusion of a proposal under Rules 14a-8(b) and 14a-8(f) on the basis that a proponent's proof of ownership does not cover the one-year period preceding and including the date the proposal is submitted unless the company provides a notice of defect that identifies the specific date on which the proposal was submitted and explains that the proponent must obtain a new proof of ownership letter verifying continuous ownership of the requisite amount of securities for the one-year period preceding and including such date to cure the defect. We view the proposal's date of submission as the date the proposal is postmarked or transmitted electronically. Identifying in the notice of defect the specific date on which the proposal was submitted will help a proponent better understand how to remedy the defects described above and will be particularly helpful in those instances in which it may be difficult for a proponent to determine the date of submission, such as when the proposal is not postmarked on the same day it is placed in the mail. In addition, companies should include copies of the postmark or evidence of electronic transmission with their no-action requests.

D. Use of website addresses in proposals and supporting statements

Recently, a number of proponents have included in their proposals or in their supporting statements the addresses to websites that provide more information about their proposals. In some cases, companies have sought to exclude either the website address or the entire proposal due to the reference to the website address.

In SLB No. 14, we explained that a reference to a website address in a proposal does not raise the concerns addressed by the 500-word limitation in Rule 14a-8(d). We continue to be of this view and, accordingly, we will continue to count a website address as one word for purposes of Rule 14a-8(d). To the extent that the company seeks the exclusion of a website reference in a proposal, but not the proposal itself, we will continue to follow the guidance stated in SLB No. 14, which provides that references to website addresses in proposals or supporting statements could be subject to exclusion under Rule 14a-8(i)(3) if the information contained on the website is materially false or misleading, irrelevant to the subject matter of the proposal or otherwise in contravention of the proxy rules, including Rule 14a-9.[3]

In light of the growing interest in including references to website addresses in proposals and supporting statements, we are providing additional guidance on the appropriate use of website addresses in proposals and supporting statements.[4]

1. References to website addresses in a proposal or supporting statement and Rule 14a-8(i)(3)

References to websites in a proposal or supporting statement may raise concerns under Rule 14a-8(i)(3). In SLB No. 14B, we stated that the exclusion of a proposal under Rule 14a-8(i)(3) as vague and indefinite may be appropriate if neither the shareholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. In evaluating whether a proposal may be excluded on this basis, we consider only the information contained in the proposal and supporting statement and determine whether, based on that information, shareholders and the company can determine what actions the proposal seeks.

If a proposal or supporting statement refers to a website that provides information necessary for shareholders and the company to understand with reasonable certainty exactly what actions or measures the proposal requires, and such information is not also contained in the proposal or in the supporting statement, then we believe the proposal would raise concerns under Rule 14a-9 and would be subject to exclusion under Rule 14a-8(i)(3) as vague and indefinite. By contrast, if shareholders and the company can understand with reasonable certainty exactly what actions or measures the proposal requires without reviewing the information provided on the website, then we believe that the proposal would not be subject to exclusion under Rule 14a-8(i)(3) on the basis of the reference to the website address. In this case, the information on the website only supplements the information contained in the proposal and in the supporting statement.

2. Providing the company with the materials that will be published on the referenced website

We recognize that if a proposal references a website that is not operational at the time the proposal is submitted, it will be impossible for a company or the staff to evaluate whether the website reference may be excluded. In our view, a reference to a non-operational website in a proposal or supporting statement could be excluded under Rule 14a-8(i)(3) as irrelevant to the subject matter of a proposal. We understand, however, that a proponent may wish to include a reference to a website containing information related to the proposal but wait to activate the website until it becomes clear that the proposal will be included in the company's proxy materials. Therefore, we will not concur that a reference to a website may be excluded as irrelevant under Rule 14a-8(i)(3) on the basis that it is not yet operational if the proponent, at the time the proposal is submitted, provides the company with the materials that are intended for publication on the website and a representation that the website will become operational at, or prior to, the time the company files its definitive proxy materials.

3. Potential issues that may arise if the content of a referenced website changes after the proposal is submitted

To the extent the information on a website changes after submission of a proposal and the company believes the revised information renders the website reference excludable under Rule 14a-8, a company seeking our concurrence that the website reference may be excluded must submit a letter presenting its reasons for doing so. While Rule 14a-8(j) requires a company to submit its reasons for exclusion with the Commission no later than 80 calendar days before it files its definitive proxy materials, we may concur that the changes to the referenced website constitute "good cause" for the company to file its reasons for excluding the website reference after the 80-day deadline and grant the company's request that the 80-day requirement be waived.

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[1] An entity is an "affiliate" of a DTC participant if such entity directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the DTC participant.

[2] Rule 14a-8(b)(2)(i) itself acknowledges that the record holder is "usually," but not always, a broker or bank.

[3] Rule 14a-9 prohibits statements in proxy materials which, at the time and in the light of the circumstances under which they are made, are false or misleading with respect to any material fact, or which omit to state any material fact necessary in order to make the statements not false or misleading.

[4] A website that provides more information about a shareholder proposal may constitute a proxy solicitation under the proxy rules. Accordingly, we remind shareholders who elect to include website addresses in their proposals to comply with all applicable rules regarding proxy solicitations.

http://www.sec.gov/interps/legal/cfslb14g.htm

Pages 58 through 59 redacted for the following reasons:
- -
*** FISMA OMB Memorandum M-07-16 ***

EXHIBIT C



CMCSA Post-it® Fax Note 7671	Date 12-12-14	# of pages ▶
To Arthur Block	From John Chevedden	
Co./Dept.	Co.	
Phone #	Phone # *** FISMA OMB Memorandum M-07-16 ***	
Fax # 215-286-7794	Fax #	

12/12/2014

Kenneth Steiner

*** FISMA OMB Memorandum M-07-16 ***

Re: Your TD Ameritrade Account Ending in *** FISMA OMB Memorandum M-07-16 *** in TD Ameritrade Clearing Inc. DTC #0188

Dear Kenneth Steiner,

Thank you for allowing me to assist you today. As you requested, this letter confirms that as of the date of this letter you have continuously held no less than 500 shares each of the following stocks in the above referenced account since October 1, 2013, which exceeds 14 months of continuous ownership for each.

Walgreen (WAG)
Silicon Image (SIMG)
Comcast (CMCSA)
Sunedison (SUNE)
Interpublic Group (IPG)
The Wendy's Company (WEN)

If we can be of any further assistance, please let us know. Just log in to your account and go to the Message Center to write us. You can also call Client Services at 800-669-3900. We're available 24 hours a day, seven days a week.

Sincerely,

Stephen Mehlhaff
Resource Specialist
TD Ameritrade

This information is furnished as part of a general information service and TD Ameritrade shall not be liable for any damages arising out of any inaccuracy in the information. Because this information may differ from your TD Ameritrade monthly statement, you should rely only on the TD Ameritrade monthly statement as the official record of your TD Ameritrade account.

Market volatility, volume, and system availability may delay account access and trade executions.

EXHIBIT D

**AMENDED AND RESTATED
ARTICLES OF INCORPORATION**

OF

COMCAST CORPORATION

The Amended and Restated Articles of Incorporation of the Corporation are hereby amended and restated in their entirety so as to read as follows:

FIRST: The name of the Corporation is Comcast Corporation (the "**Corporation**").

SECOND: The name of the commercial registered office provider and the county of venue of the Corporation's current registered office in this Commonwealth are:

CT Corporation System
Philadelphia County, Pennsylvania

THIRD: The Corporation is incorporated under the provisions of the Business Corporation Law of 1988. The purpose or purposes for which the Corporation is organized are:

> To have unlimited power to engage in and to do any lawful act concerning any or all lawful business for which corporations may be incorporated under the Business Corporation Law.

FOURTH: The term of its existence is perpetual.

FIFTH: A. The aggregate number of shares which the Corporation shall have authority to issue is SEVEN BILLION, FIVE HUNDRED MILLION (7,500,000,000) shares of Class A Common Stock, par value $0.01 per share, SEVEN BILLION, FIVE HUNDRED MILLION (7,500,000,000) shares of Class A Special Common Stock, par value $0.01 per share, SEVENTY-FIVE MILLION (75,000,000) shares of Class B Common Stock, par value $0.01 per share, and TWENTY MILLION (20,000,000) shares of Preferred Stock, which the Board of Directors may issue, in one or more series, without par value, with full, limited, multiple, fractional, or no voting rights, and with such designations, preferences, qualifications, privileges, limitations, restrictions, options, conversion rights and other special or relative rights as shall be fixed by the Board of Directors.

B. The descriptions, preferences, qualifications, limitations, restrictions and the voting, special, or relative rights in respect of the shares of each class of Common Stock are as follows:

1. (a) Subject to paragraph (B)(1)(c) of this Article FIFTH, each share of Class A Common Stock shall entitle the holder thereof to the number of votes equal to a quotient the numerator of which is the excess of (i) the Total Number of Votes (as defined below) over (ii) the sum of (A) the Total Number of B Votes (as defined below) and (B) the Total Number of Other Votes (as defined below) and the denominator of which is the number of outstanding shares of Class A Common Stock (provided that if at any time there are no outstanding shares of Class B Common Stock, each share of Class A Common Stock shall entitle the holder thereof to one (1) vote) and each share of Class B Common Stock shall entitle the holder thereof to fifteen (15) votes. Holders of shares of Class A Special Common Stock shall not be entitled to vote for the election of Directors (as defined below in Article SIXTH) or any other matter except as may be required by applicable law, in which case each share of

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Class A Special Common Stock shall entitle the holder thereof to the same number of votes to which each holder of Class A Common Stock is entitled for each of such holder's shares of Class A Common Stock. "**Total Number of Votes**" on any record date is equal to a quotient the numerator of which is the Total Number of B Votes on such record date and the denominator of which is the B Voting Percentage (as defined below) on such record date. "**Total Number of B Votes**" on any record date is equal to the product of (i) 15 and (ii) the number of outstanding shares of Class B Common Stock on such record date. "**Total Number of Other Votes**" on any record date means the aggregate number of votes to which holders of all classes of capital stock of the Corporation other than holders of Class A Common Stock and Class B Common Stock are entitled to cast on such record date in an election of Directors. "**B Voting Percentage**" on any record date means the portion (expressed as a percentage) of the total number of votes entitled to be cast in an election of Directors by the holders of capital stock of the Corporation to which all holders of Class B Common Stock are entitled to cast on such record date in an election of Directors, as specified and determined pursuant to paragraph (B)(1)(c) of this Article FIFTH.

(b) Except as provided in Article SEVENTH or required by applicable law, only the holders of Class A Common Stock, the holders of Class B Common Stock and the holders of any other class or series of Common Stock, Preferred Stock or other class of capital stock of the Corporation (if any) with voting rights shall be entitled to vote and shall vote as a single class on all matters with respect to which a vote of the shareholders of the Corporation is required or permitted under applicable law, these Amended and Restated Articles of Incorporation, or the Bylaws of the Corporation. Whenever applicable law, these Amended and Restated Articles of Incorporation or the Bylaws of the Corporation provide for a vote of the shareholders of the Corporation on any matter, approval of such matter shall require the affirmative vote of a majority of the votes cast by the holders entitled to vote thereon unless otherwise expressly provided under applicable law, these Amended and Restated Articles of Incorporation or the Bylaws of the Corporation.

(c) Notwithstanding any other provision of these Amended and Restated Articles of Incorporation, including paragraph (B)(1)(a) of this Article FIFTH, but subject to Article SEVENTH, with respect to any matter on which the holders of Class B Common Stock and the holders of one or more classes or series of Common Stock, Preferred Stock or any other class of capital stock of the Corporation (if any) vote as a single class, each share of Class B Common Stock shall entitle the holder thereof to the number of votes necessary so that, if all holders of Class B Common Stock and all holders of each such other class or series of Common Stock, Preferred Stock and other class of capital stock of the Corporation (if any) were to cast all votes they are entitled to cast on such matter, the holders of the Class B Common Stock in the aggregate would cast thirty-three and one-third (33 1/3) percent of the total votes cast by all such holders, subject to reduction as set forth in the following sentence. If at any time after November 18, 2002 for any reason whatsoever the number of shares of Class B Common Stock outstanding at such time is reduced below the number of shares of Class B Common Stock outstanding on November 18, 2002 (appropriately adjusted for any stock dividend paid in Class B Common Stock, stock splits or reverse stock splits of the Class B Common Stock or combinations, consolidations or reclassifications of the Class B Common Stock), the percentage specified in the preceding sentence shall be reduced to a percentage equal to the product of (i) thirty-three and one-third (33 1/3) and (ii) the fraction obtained by dividing the number of shares of Class B Common Stock outstanding at such time by the number of shares of Class B Common Stock outstanding on November 18, 2002 (appropriately adjusted for any stock dividend paid in Class B Common Stock, stock splits or reverse stock splits of the Class B Common Stock or combinations, consolidations or reclassifications of the Class B Common Stock). No reduction in the percentage of the voting power of the Class B Common Stock pursuant to the preceding sentence shall be reversed by any issuance of Class B Common Stock that occurs after such reduction.

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2. The holders of Class A Common Stock, the holders of Class A Special Common Stock and the holders of Class B Common Stock shall be entitled to receive, from time to time, when and as declared, in the discretion of the Board of Directors, such cash dividends as the Board of Directors may from time to time determine, out of such funds as are legally available therefor, in proportion to the number of shares held by them, respectively, without regard to class.

3. The holders of Class A Common Stock, the holders of Class A Special Common Stock, and the holders of Class B Common Stock shall be entitled to receive, from time to time, when and as declared by the Board of Directors, such dividends of stock of the Corporation or other property as the Board of Directors may determine, out of such funds as are legally available therefor. Stock dividends on, or stock splits of, any class of Common Stock shall not be paid or issued unless paid or issued on all classes of Common Stock, in which case they shall be paid or issued only in shares of that class; provided, however, that stock dividends on, or stock splits of, Class B Common Stock may be paid or issued in shares of Class A Special Common Stock. Any decrease in the number of shares of any class of Common Stock

resulting from a combination or consolidation of shares or other capital reclassification shall not be permitted unless parallel action is taken with respect to each other class of Common Stock, so that the number of shares of each class of Common Stock outstanding shall be decreased proportionately. Notwithstanding anything to the contrary contained herein, in the event of a distribution of property, plan of merger or consolidation, plan of asset transfer, plan of division, plan of exchange, or recapitalization pursuant to which the holders of Class A Common Stock, the holders of Class A Special Common Stock and the holders of Class B Common Stock would be entitled to receive equity interests of one or more corporations (including, without limitation, the Corporation) or other entities, or rights to acquire such equity interests, then the Board of Directors may, by resolution duly adopted, provide that the holders of Class A Common Stock, the holders of Class A Special Common Stock, and the holders of Class B Common Stock, respectively and as separate classes, shall receive with respect to their Class A Common Stock, Class A Special Common Stock, or Class B Common Stock (whether by distribution, exchange, redemption or otherwise), in proportion to the number of shares held by them, equity interests (or rights to acquire such equity interests) of separate classes or series having substantially equivalent relative designations, preferences, qualifications, privileges, limitations, restrictions and rights as the relative designations, preferences, qualifications, privileges, limitations, restrictions and rights of the Class A Common Stock, Class A Special Common Stock and Class B Common Stock. Except as provided above, if there should be any distribution of property, merger, consolidation, purchase or acquisition of property or stock, asset transfer, division, share exchange, recapitalization or reorganization of the Corporation, the holders of Class A Common Stock, the holders of Class A Special Common Stock, and the holders of Class B Common Stock shall receive the shares of stock, other securities or rights or other assets as would be issuable or payable upon such distribution, merger, consolidation, purchase or acquisition of such property or stock, asset transfer, division, share exchange, recapitalization or reorganization in proportion to the number of shares held by them, respectively, without regard to class.

4. Each share of Class B Common Stock shall be convertible at the option of the holder thereof into one share of Class A Common Stock or one share of Class A Special Common Stock. Each share of Class B Common Stock shall be cancelled after it has been converted as provided herein.

5. Subject to Article SEVENTH and except as otherwise permitted by applicable law, each and any provision of these Amended and Restated Articles of Incorporation may from time to time, when and as desired, be amended by a resolution of the Board of Directors and the affirmative vote of a majority of the votes cast by all shareholders entitled to vote thereon, as determined in accordance with the provisions of this Article FIFTH. There shall be no class voting on any such amendments or on any other matter except as shall be required by Article SEVENTH or by applicable law, in which case there shall be required the affirmative vote of a majority of the votes cast by the

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holders of the outstanding shares of each class entitled to vote by Article SEVENTH or by applicable law, voting as a separate class.

6. If there should be any merger, consolidation, purchase or acquisition of property or stock, separation, reorganization, division or share exchange, the Board of Directors shall take such action as may be necessary to enable the holders of the Class B Common Stock to receive upon any subsequent conversion of their stock into Class A Common Stock or Class A Special Common Stock (as the case may be), in whole or in part, in lieu of any shares of Class A Common Stock or Class A Special Common Stock (as the case may be) of the Corporation, the shares of stock, securities, or other assets as would be issuable or payable upon such merger, consolidation, purchase, or acquisition of property or stock, separation, reorganization, division or share exchange in respect of or in exchange for such share or shares of Class A Common Stock or Class A Special Common Stock (as the case may be).

7. In the event of any liquidation, dissolution or winding up (either voluntary or involuntary) of the Corporation, the holders of Class A Common Stock, the holders of Class A Special Common Stock and the holders of Class B Common Stock shall be entitled to receive the assets and funds of the Corporation in proportion to the number of shares held by them, respectively, without regard to class.

8. At all times the Board of Directors shall take such action to adjust the conversion privileges of the Class B Common Stock and the number of shares of Class B Common Stock to be

outstanding after any particular transaction to prevent the dilution of the conversion rights of the holders of Class B Common Stock.

9. Except as expressly set forth in these Amended and Restated Articles of Incorporation (including, without limitation, this Article FIFTH and Article SEVENTH), the rights of the holders of Class A Common Stock, the rights of the holders of Class A Special Common Stock and the rights of the holders of Class B Common Stock shall be in all respects identical.

10. Neither the holders of the Class A Common Stock nor the holders of the Class B Common Stock nor the holders of any other class or series of Common Stock, Preferred Stock or other class of capital stock of the Corporation shall have cumulative voting rights.

C. Pursuant to the authority granted to the Board of Directors in paragraph A of this Article FIFTH, the Board of Directors has fixed and designated a Series A Participating Cumulative Preferred Stock having the voting rights and designations, preferences, qualifications, privileges, limitations, restrictions, and other special and relative rights as are hereinafter set forth:

1. The shares of such series shall be designated as "Series A Participating Cumulative Preferred Stock" (the "**Series A Preferred Stock**"), and the number of shares constituting such series shall be 2,500,000. Such number of shares of the Series A Preferred Stock may be increased or decreased by resolution of the Board of Directors; provided that no decrease shall reduce the number of shares of Series A Preferred Stock to a number less than the number of shares then outstanding plus the number of shares issuable upon exercise or conversion of outstanding rights, options or other securities issued by the Corporation.

2. (a) The holders of shares of Series A Preferred Stock shall be entitled to receive, when, as and if declared by the Board of Directors out of funds legally available for the purpose, quarterly dividends payable on March 31, June 30, September 30 and December 31 of each year (each such date being referred to herein as a "**Quarterly Dividend Payment Date**"), commencing on the first Quarterly Dividend Payment Date after the first issuance of any share or fraction of a share of

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Series A Preferred Stock, in an amount per share (rounded to the nearest cent) equal to the greater of (i) $10.00 and (ii) subject to the provision for adjustment hereinafter set forth, 1000 times the aggregate per share amount of all cash dividends or other distributions and 1000 times the aggregate per share amount of all non-cash dividends or other distributions (other than (A) a dividend payable in shares of Common Stock, par value $0.01 per share, of the Corporation (the "**Common Stock**") or (B) a subdivision of the outstanding shares of Common Stock (by reclassification or otherwise)) declared on the Common Stock since the immediately preceding Quarterly Dividend Payment Date, or, with respect to the first Quarterly Dividend Payment Date, since the first issuance of any share or fraction of a share of Series A Preferred Stock. If the Corporation, at any time after November 18, 2002 (the "**Rights Declaration Date**"), pays any dividend on Common Stock payable in shares of Common Stock or effects a subdivision or combination of the outstanding shares of Common Stock (by reclassification or otherwise) into a greater or lesser number of shares of Common Stock, then in each such case the amount to which holders of shares of Series A Preferred Stock were entitled immediately prior to such event under clause (ii) of the preceding sentence shall be adjusted by multiplying such amount by a fraction the numerator of which is the number of shares of Common Stock outstanding immediately after such event and the denominator of which is the number of shares of Common Stock that were outstanding immediately prior to such event.

(b) The Corporation shall declare a dividend or distribution on the Series A Preferred Stock as provided in paragraph (C)(2)(a) of this Article FIFTH immediately after it declares a dividend or distribution on the Common Stock (other than as described in clauses (ii)(A) and (ii)(B) of the first sentence of paragraph (C)(2) (a) of this Article FIFTH); provided that if no dividend or distribution shall have been declared on the Common Stock during the period between any Quarterly Dividend Payment Date and the next subsequent Quarterly Dividend Payment Date (or, with respect to the first Quarterly Dividend Payment Date, the period between the first issuance of any share or fraction of a share of Series A Preferred Stock and such first Quarterly Dividend Payment Date), a dividend of $10.00 per share on the Series A Preferred Stock shall nevertheless be payable on such subsequent Quarterly Dividend Payment Date.

(c) Dividends shall begin to accrue and be cumulative on outstanding shares of Series A Preferred Stock from the Quarterly Dividend Payment Date next preceding the date of issuance of such shares of Series A Preferred Stock, unless the date of issuance of such shares is on or before the record date for the first Quarterly Dividend Payment Date, in which case dividends on such shares shall begin to accrue and be cumulative from the date of issue of such shares, or unless the date of issue is a date after the record date for the determination of holders of shares of Series A Preferred Stock entitled to receive a quarterly dividend and on or before such Quarterly Dividend Payment Date, in which case dividends shall begin to accrue and be cumulative from such Quarterly Dividend Payment Date. Accrued but unpaid dividends shall not bear interest. Dividends paid on shares of Series A Preferred Stock in an amount less than the total amount of such dividends at the time accrued and payable on such shares shall be allocated pro rata on a share-by-share basis among all such shares at the time outstanding. The Board of Directors may fix a record date for the determination of holders of shares of Series A Preferred Stock entitled to receive payment of a dividend or distribution declared thereon, which record date shall not be more than 60 days prior to the date fixed for the payment thereof.

3. In addition to any other voting rights required by law, the holders of shares of Series A Preferred Stock shall have the following voting rights:

(a) Each share of Series A Preferred Stock shall entitle the holder thereof to a number of votes equal to 1000 (as adjusted as described below, the "**Adjustable Factor**") times the number of votes a share of Class A Common Stock is entitled to cast on all matters submitted to a vote of stockholders of the Corporation. For purposes of calculating the number of votes a share of Class A Common Stock is entitled to cast on all matters submitted to a vote of stockholders of the

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Corporation, as set forth in these Amended and Restated Articles of Incorporation, votes represented by shares of Series A Preferred Stock shall be included in the "Total Number of Other Votes" (as defined in paragraph (B)(1)(a) of this Article FIFTH). If the Corporation shall at any time after the Rights Declaration Date pay any dividend on Common Stock payable in shares of Common Stock or effect a subdivision or combination of the outstanding shares of Common Stock (by reclassification or otherwise) into a greater or lesser number of shares of Common Stock, then in each such case the number of votes per share to which holders of shares of Series A Preferred Stock were entitled immediately prior to such event shall be adjusted by multiplying the Adjustable Factor by a fraction the numerator of which is the number of shares of Common Stock outstanding immediately after such event and the denominator of which is the number of shares of Common Stock that were outstanding immediately prior to such event.

(b) Except as otherwise provided herein or by law, the holders of shares of Series A Preferred Stock and the holders of shares of Common Stock shall vote together as a single class on all matters submitted to a vote of stockholders of the Corporation.

(c)(i) If at any time dividends on any Series A Preferred Stock shall be in arrears in an amount equal to six quarterly dividends thereon, the occurrence of such contingency shall mark the beginning of a period (herein called a "**default period**") which shall extend until such time when all accrued and unpaid dividends for all previous quarterly dividend periods and for the current quarterly dividend period on all shares of Series A Preferred Stock then outstanding shall have been declared and paid or set apart for payment. During each default period, all holders of Preferred Stock and any other series of Preferred Stock then entitled as a class to elect directors, voting together as a single class, irrespective of series, shall have the right to elect two additional Directors to the Board of Directors.

(ii) During any default period, such voting right of the holders of Series A Preferred Stock may be exercised initially at a special meeting called pursuant to paragraph (C)(3)(c)(iii) of this Article FIFTH or at any annual meeting of stockholders, and thereafter at annual meetings of stockholders; provided that neither such voting right nor the right of the holders of any other series of Preferred Stock, if any, to increase, in certain cases, the authorized number of Directors shall be exercised unless the holders of 10 percent in number of shares of Preferred Stock outstanding shall be present in person or by proxy. The absence of a quorum of holders of Common Stock shall not affect the exercise by holders of Preferred Stock of such voting right. If at any meeting at which holders of Preferred Stock shall initially exercise such voting right the number of additional Directors which may be so elected does not amount to the required number, the holders of the Preferred Stock shall have the right to make such increase in the number of Directors as shall be necessary to permit the election by them of the required number. After the holders of the Preferred Stock shall have initially exercised their right to elect two additional Directors in any default period and during the continuance of such period, the number of Directors shall not be increased or decreased except by vote of the holders of Preferred Stock as herein provided or pursuant to the rights of any equity securities ranking senior to or *pari passu* with the Series A Preferred Stock.

(iii) Unless the holders of Preferred Stock shall have previously exercised their right to elect Directors during an existing default period, the Board of Directors may order, or any stockholder or stockholders owning in the aggregate not less than 10 percent of the total number of shares of Preferred Stock outstanding, irrespective of series, may request, the calling of a special meeting of holders of Preferred Stock, which meeting shall thereupon be called by the Chief Executive Officer, the President, a Vice President or the Secretary of the Corporation. Notice of such meeting and of any annual meeting at which holders of Preferred Stock are entitled to vote pursuant to this paragraph (C)(3)(c) (iii) of this Article FIFTH shall be given to each holder of record of Preferred Stock by mailing a copy of such notice to him at the address of such holder shown on the registry books

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of the Corporation. Such meeting shall be called for a time not earlier than 20 days and not later than 60 days after such order or request or in default of the calling of such meeting within 60 days after such order or request, such meeting may be called on similar notice by any stockholder or stockholders owning in the aggregate not less than 10 percent of the total number of shares of Preferred Stock outstanding, irrespective of series. Notwithstanding the provisions of this paragraph (C)(3)(c)(iii) of this Article FIFTH, no such special meeting shall be called during the period within 60 days immediately preceding the date fixed for the next annual meeting of stockholders.

(iv) In any default period, the holders of Common Stock, and other classes of stock of the Corporation if applicable, shall continue to be entitled to elect the whole number of Directors until the holders of Preferred Stock shall have exercised their right to elect two Directors voting as a class, after the exercise of which right (x) the Directors so elected by the holders of Preferred Stock shall continue in office until their successors shall have been elected by such holders or until the expiration of the default period, and (y) any vacancy in the Board of Directors may (except as provided in paragraph (C)(3)(c)(ii) of this Article FIFTH) be filled by vote of a majority of the remaining Directors theretofore elected by the holders of the class of stock which elected the Director whose office shall have become vacant. References in this paragraph (C)(3)(c) of this Article FIFTH to Directors elected by the holders of a particular class of stock shall include Directors elected by such Directors to fill vacancies as provided in clause (y) of the foregoing sentence.

(v) Immediately upon the expiration of a default period, (x) the right of the holders of Preferred Stock as a class to elect Directors shall cease, (y) the term of any Directors elected by the holders of Preferred Stock as a class shall terminate, and (z) the number of Directors shall be such number as may be provided for in these Amended and Restated Articles of Incorporation or bylaws irrespective of any increase made pursuant to the provisions of Section (C)(3)(c)(ii) of this Article SIXTH (such number being subject, however, to change thereafter in any manner provided by law or in these Amended and Restated Articles of Incorporation or bylaws). Any vacancies in the Board of Directors effected by the provisions of clauses (y) and (z) in the preceding sentence may be filled by a majority of the remaining Directors.

(d) These Amended and Restated Articles of Incorporation shall not be amended in any manner (whether by merger or otherwise) so as to adversely affect the powers, preferences or special rights of the Series A Preferred Stock without the affirmative vote of the holders of a majority of the outstanding shares of Series A Preferred Stock, voting separately as a class.

(e) Except as otherwise provided herein, holders of Series A Preferred Stock shall have no special voting rights, and their consent shall not be required for taking any corporate action.

4. (a) Whenever quarterly dividends or other dividends or distributions payable on the Series A Preferred Stock as provided in paragraph (C)(2) of this Article FIFTH are in arrears, thereafter and until all accrued and unpaid dividends and distributions, whether or not declared, on outstanding shares of Series A Preferred Stock shall have been paid in full, the Corporation shall not:

(i) declare or pay dividends on, or make any other distributions on, any shares of stock ranking junior (either as to dividends or upon liquidation, dissolution or winding up) to the Series A Preferred Stock;

(ii) declare or pay dividends on, or make any other distributions on, any shares of stock ranking on a parity (either as to dividends or upon liquidation, dissolution or winding up) with the Series A Preferred Stock, except dividends paid ratably on the Series

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A Preferred Stock and all such other parity stock on which dividends are payable or in arrears in proportion to the total amounts to which the holders of all such shares are then entitled;

(iii) redeem, purchase or otherwise acquire for value any shares of stock ranking junior (either as to dividends or upon liquidation, dissolution or winding up) to the Series A Preferred Stock; provided that the Corporation may at any time redeem, purchase or otherwise acquire shares of any such junior stock in exchange for shares of stock of the Corporation ranking junior (as to dividends and upon dissolution, liquidation or winding up) to the Series A Preferred Stock; or

(iv) redeem, purchase or otherwise acquire for value any shares of Series A Preferred Stock, or any shares of stock ranking on a parity (either as to dividends or upon liquidation, dissolution or winding up) with the Series A Preferred Stock, except in accordance with a purchase offer made in writing or by publication (as determined by the Board of Directors) to all holders of Series A Preferred Stock and all such other parity stock upon such terms as the Board of Directors, after consideration of the respective annual dividend rates and other relative rights and preferences of the respective series and classes, shall determine in good faith will result in fair and equitable treatment among the respective series or classes.

(b) The Corporation shall not permit any subsidiary of the Corporation to purchase or otherwise acquire for value any shares of stock of the Corporation unless the Corporation could, under paragraph 4(a), purchase or otherwise acquire such shares at such time and in such manner.

5. Any shares of Series A Preferred Stock redeemed, purchased or otherwise acquired by the Corporation in any manner whatsoever shall be retired and canceled promptly after the acquisition thereof. All such shares shall upon their cancellation become authorized but unissued shares of Preferred Stock without designation as to series and may be reissued as part of a new series of Preferred Stock to be created by resolution or resolutions of the Board of Directors as permitted by these Amended and Restated Articles of Incorporation or as otherwise permitted under Pennsylvania Law.

6. Upon any liquidation, dissolution or winding up of the Corporation, no distribution shall be made (a) to the holders of shares of stock ranking junior (either as to dividends or upon liquidation, dissolution or winding up) to the Series A Preferred Stock unless, prior thereto, the holders of shares of Series A Preferred Stock shall have received $10.00 per share, plus an amount equal to accrued and unpaid dividends and distributions thereon, whether or not declared, to the date of such payment; provided that the holders of shares of Series A Preferred Stock shall be entitled to receive an aggregate amount per share, subject to the provision for adjustment hereinafter set forth, equal to 1000 times the aggregate amount to be distributed per share to holders of Common Stock, or (b) to the holders of stock ranking on a parity (either as to dividends or upon liquidation, dissolution or winding up) with the Series A Preferred Stock, except distributions made ratably on the Series A Preferred Stock and all such other parity stock in proportion to the total amounts to which the holders of all such shares are entitled upon such liquidation, dissolution or winding up. If the Corporation shall at any time after the Rights Declaration Date pay any dividend on

Common Stock payable in shares of Common Stock or effect a subdivision or combination of the outstanding shares of Common Stock (by reclassification or otherwise) into a greater or lesser number of shares of Common Stock, then in each such case the aggregate amount to which holders of shares of Series A Preferred Stock were entitled immediately prior to such event under the proviso in clause (a) of the preceding sentence shall be adjusted by multiplying such amount by a fraction the numerator of which is the number of shares of Common Stock outstanding immediately after such event and the denominator of which is the number of shares of Common Stock that were outstanding immediately prior to such event.

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7. If the Corporation shall enter into any consolidation, merger, combination or other transaction in which the shares of Common Stock are exchanged for or changed into other stock or securities, cash or any other property, then in any such case the shares of Series A Preferred Stock shall at the same time be similarly exchanged for or changed into an amount per share, subject to the provision for adjustment hereinafter set forth, equal to 1000 times the aggregate amount of stock, securities, cash or any other property, as the case may be, into which or for which each share of Common Stock is changed or exchanged. If the Corporation shall at any time after the Rights Declaration Date pay any dividend on Common Stock payable in shares of Common Stock or effect a subdivision or combination of the outstanding shares of Common Stock (by reclassification or otherwise) into a greater or lesser number of shares of Common Stock, then in each such case the amount set forth in the preceding sentence with respect to the exchange or change of shares of Series A Preferred Stock shall be adjusted by multiplying such amount by a fraction the numerator of which is the number of shares of Common Stock outstanding immediately after such event and the denominator of which is the number of shares of Common Stock that were outstanding immediately prior to such event.

8. The Series A Preferred Stock shall not be redeemable.

9. The Series A Preferred Stock shall rank junior (as to dividends and upon liquidation, dissolution and winding up) to all other series of the Corporation's Preferred Stock except any series that specifically provides that such series shall rank junior to or on a parity with the Series A Preferred Stock.

10. Series A Preferred Stock may be issued in fractions of a share which shall entitle the holder, in proportion to such holder's fractional shares, to exercise voting rights, receive dividends, participate in distributions and to have the benefit of all other rights of holders of Series A Preferred Stock.

SIXTH: Governance.

A. Definitions.

1. "**Board of Directors**" means the Board of Directors of the Corporation.

2. "**CEO**" means the Chief Executive Officer of the Corporation.

3. "**Chairman**" means the Chairman of the Board of Directors.

4. "**Director**" means a director of the Corporation.

5. "**Independent Person**" means an independent person with respect to the Corporation (determined in accordance with the rules of the principal stock exchange or interdealer quotation system on which the class of Corporation's common stock with the greatest aggregate market capitalization (as determined in good faith by the Board of Directors) is traded), it being understood that none of the spouse, parents, siblings, lineal descendants, aunts, uncles, cousins and other close relatives (or their respective spouses) of Mr. Brian L. Roberts will be deemed Independent Persons at any time.

B. Board of Directors. At all times, the Board of Directors shall include a majority of Independent Persons. Following the occurrence of a vacancy on the Board of Directors that results in the absence of a majority of Independent Persons on the Board of Directors, and notwithstanding the occurrence of such vacancy, the Board of Directors shall take all actions necessary to fill such vacancy with an Independent Person nominated by the governance and directors nominating committee of the

Board of Directors and approved by the Board of Directors. In addition to the foregoing, for a ninety (90) day period following the occurrence of a vacancy in the Board of Directors that results in less than a majority of Independent Persons serving on the Board of Directors, the Directors then in office shall have and may exercise all of the powers of the Board of Directors to the extent provided under these Amended and Amended and Restated Articles of Incorporation, the Bylaws of the Corporation and applicable law.

C. Chairman, Chief Executive Officer and President.

1. Chairman.

(a) The Chairman shall be Mr. Brian L. Roberts if he is willing and available to serve.

(b) The Chairman shall preside at all meetings of the shareholders of the Corporation and of the Board of Directors. In the absence of the Chairman, if the Chairman and the CEO are not the same person, the CEO shall chair such meetings.

(c) The Chairman shall have the authority to call special meetings of the Board of Directors, in the manner provided by the Bylaws of the Corporation.

(d) Removal of the Chairman shall require the affirmative vote of at least 75 percent of the entire Board of Directors until the earlier to occur of (i) the date on which Mr. Brian L. Roberts is no longer the Chairman and (ii) May 26, 2010.

2. Chief Executive Officer and President.

(a) The CEO shall be Mr. Brian L. Roberts if he is willing and available to serve. For so long as Mr. Brian L. Roberts shall be the CEO, he shall also be the President of the Corporation.

(b) The powers, rights, functions and responsibilities of the CEO shall include, without limitation, the following, subject to the control and direction of the Board of Directors:

(i) the supervision, coordination and management of the Corporation's business, operations, activities, operating expenses and capital allocation;

(ii) matters relating to officers (other than the Chairman) and employees, including, without limitation, hiring, terminating, changing positions and allocating responsibilities of such officers and employees; provided that, if the Chairman and the CEO are not the same person, the CEO shall consult with the Chairman in connection with the foregoing as it relates to the senior executives of the Corporation;

(iii) all of the powers, rights, functions and responsibilities typically exercised by a chief executive officer and president of a corporation; and

(iv) the authority to call special meetings of the Board of Directors, in the manner provided by the Bylaws of the Corporation.

(c) Removal of the CEO shall require the affirmative vote of at least 75 percent of the entire Board of Directors until the earlier to occur of (i) the date on which Mr. Brian L. Roberts ceases to be the CEO and (ii) May 26, 2010.

D. Executive Committee. If the Board of Directors decides to establish an Executive Committee, if he is willing and able to serve and for so long as he shall be a member of the Board of Directors, Mr. Ralph J. Roberts shall be the Chairman of the Executive Committee.

E. Amendment. Subject to paragraph (F) of this Article SIXTH, until the earlier to occur of (i) the date on which Mr. Brian L. Roberts is no longer serving as the Chairman or the CEO and (ii) May 26,

2010, the provisions of this Article SIXTH and the provisions of Article 9 of the Bylaws may not be amended, altered, repealed or waived in any respect without the prior approval of at least 75 percent of the entire Board of Directors.

F. Termination. If Mr. Brian L. Roberts is no longer serving as the Chairman or the CEO, the provisions of this Article SIXTH (other than paragraphs (A) and (B)) shall terminate automatically without any further action of the Board of Directors or the shareholders of the Corporation.

SEVENTH: In addition to any other approval required by law or by these Amended and Restated Articles of Incorporation, and notwithstanding any provision of Article FIFTH, the approval of the holders of Class B Common Stock, voting separately as a class, shall be necessary to approve (i) any merger or consolidation of the Corporation with another entity or any other transaction, in each case that requires the approval of the shareholders of the Corporation pursuant to the law of the Commonwealth of Pennsylvania or other applicable law, or any other transaction that would result in any person or group (as such term is defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended) owning shares representing in excess of 10 percent of the combined voting power of the resulting or surviving corporation, or any issuance of securities (other than pursuant to director or officer stock option or purchase plans) requiring shareholder approval under the applicable rules and regulations of any stock exchange or quotation system, (ii) any issuance of shares of Class B Common Stock or any securities exercisable or exchangeable for or convertible into shares of Class B Common Stock or (iii) any amendment to these Amended and Restated Articles of Incorporation (including, without limitation, any amendment to elect to have any of Subchapters E, F, G, H, I and J or Section 2538 of Subchapter D, in each case of Chapter 25 of the Business Corporation Law of 1988, be applicable to the Corporation or any amendment to this Article SEVENTH) or the Bylaws of the Corporation or any other action (including, without limitation, the adoption, amendment or redemption of a shareholder rights plan) that would, in any such case, limit the rights of the holders of Class B Common Stock or any subsequent transferee of Class B Common Stock to transfer, vote or otherwise exercise rights with respect to capital stock of the Corporation. In addition to any other approval required by law or by these Amended and Restated Articles of Incorporation, and notwithstanding any provision of Article FIFTH, the approval of the holder of any class or series of shares of the Corporation shall be necessary to approve any amendment to these Amended and Restated Articles of Incorporation which would make any change in the preferences, limitations or rights of the shares of such class or series adverse to such class or series.

EIGHTH: Special meetings of shareholders may be called only by the Board of Directors and may not be called by shareholders of the Corporation.

NINTH: The shareholders of the Corporation shall not be permitted to act by written consent in lieu of a meeting; provided that notwithstanding the foregoing, the holders of a majority of the Class B Common Stock shall be permitted to act by written consent in lieu of a meeting in the exercise of their approval rights under Article SEVENTH.

TENTH: The Board of Directors shall have the power to amend the Bylaws to the extent provided therein, subject only to applicable law. Any amendment to the Bylaws approved by the shareholders of the Corporation shall not be deemed to have been adopted by the Corporation unless it has been previously approved by the Board of Directors.

ELEVENTH: No person who is or was a Director shall be personally liable, as such, for monetary damages (other than under criminal statutes and under federal, state and local laws imposing liability on directors for the payment of taxes) unless the person's conduct constitutes self-dealing, willful misconduct or recklessness. No amendment or repeal of this Article ELEVENTH shall apply to or have any effect on the liability or alleged liability of any person who is or was a Director for or with respect to any acts or omissions of the Director occurring prior to the effective date of such amendment or repeal. If the Business Corporation Law of 1988 is amended to permit a Pennsylvania corporation to provide greater protection from personal liability for its directors than the express terms of this Article ELEVENTH, this Article ELEVENTH shall be construed to provide for such greater protection.

TWELFTH: No person who is or was an officer of the Corporation shall be personally liable, as such, for monetary damages (other than under criminal statutes and under federal, state and local laws imposing liability on directors for the payment of taxes) unless the person's conduct constitutes self-dealing, willful misconduct or recklessness. No amendment or repeal of this Article TWELFTH shall apply to or have any effect on the liability or alleged liability of any person who is or was an officer of the Corporation for or with respect to any acts or omissions of the officer occurring prior to the effective date of such amendment or repeal. If the Business Corporation Law of 1988 is amended to permit a Pennsylvania corporation to provide greater protection from personal liability for its officers than the express terms of this Article TWELFTH, this Article TWELFTH shall be construed to provide for such greater protection.

THIRTEENTH: Any or all classes and series of shares of the Corporation, or any part thereof, may be represented by uncertificated shares to the extent determined by the Board of Directors, except that shares represented by a certificate that is issued and outstanding shall continue to be represented thereby until the certificate is surrendered to the Corporation. Within a reasonable time after the issuance or transfer of uncertificated shares, the Corporation shall send to the registered owner thereof a written notice containing the information required to be set forth or stated on certificates. The rights and obligations of the holders of shares represented by certificates and the rights and obligations of the holders of uncertificated shares of the same class and series shall be identical.

FOURTEENTH: Subchapters E, F, G, H, I and J and Section 2538 of Subchapter D, in each case of Chapter 25 of the Business Corporation Law of 1988, shall not be applicable to the Corporation.

FIFTEENTH: Henceforth, these Amended and Restated Articles of Incorporation supersede the original Articles of Incorporation and all prior amendments thereto and restatements thereof.

JOHN CHEVEDDEN

*** FISMA OMB Memorandum M-07-16 ***

January 21, 2015

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
Comcast Corporation (CMCSA)
Give Each Share an Equal Vote
Kenneth Steiner

Ladies and Gentlemen:

This is in regard to the January 20, 2015 company request concerning this rule 14a-8 proposal.

Attached is a shareholder proposal published in the 2013 company proxy on the same topic as this proposal. The company did not cite any example of a company being allowed to skip a non-binding shareholder vote on this same topic based on the issue of company authority.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2015 proxy.

Sincerely,



John Chevedden

cc: Kenneth Steiner

Arthur Block <Arthur_Block@Comcast.com>

PROPOSAL 4: TO ADOPT A RECAPITALIZATION PLAN

The following proposal and supporting statement were submitted by the Communications Workers of America Members' General Fund, 501 Third Street, N.W., Washington, D.C. 20001-2797.

RESOLVED: The shareholders request that the Board of Directors take the steps that may be necessary to adopt a recapitalization plan that would provide for all of the Company's outstanding stock to have one vote per share.

Supporting Statement

Comcast's capital structure gives Brian Roberts a disproportionate percentage of shareholder votes. He had one third of the votes at the 2012 Annual Meeting as the beneficial owner of all of Comcast's 9.44 million shares of Class B common stock, which have 15 votes per share.

In contrast, Comcast's 2.064 billion shares of Class A common have two-thirds of the aggregate voting power. For 2012 each Class A share was entitled to just "0.1345 votes."

A report prepared for Morgan Stanley Investment Management by Davis Global Advisors "concludes that such a structure puts the interests of the controlling family over those of other investors" (New York Times, Nov. 4, 2006). Louis Lowenstein has observed that dual-class voting stocks eliminate "checks or balances, except for fiduciary duty rules that reach only the most egregious sorts of behavior" (1989 Columbia Law Review pp. 979, 1008). He also contends that "they allow corporate control to be seized or retained by corporate officers or insiders" (What's Wrong with Wall Street, p. 193 (1988)).

The danger of such disproportionate voting power is illustrated, we believe, by the criminal convictions of former executives of Adelphia Communications and Hollinger International. Like Comcast, each of those companies had capital structures that gave disproportionate voting power to one or more insiders and thereby reduced accountability.

Comcast's capital structure may also hinder acquisitions of companies that are governed on the one share-one vote principle. It could inhibit efforts to raise additional capital, because some persons, like Nell Minow, the editor of The Corporate Library, "would never buy or recommend non-voting or limited voting stock" (USA Today, May 17, 2004).

With a market capitalization of about $58 billion as this is written, Comcast may be the largest public company with disparate voting rights. In our view, this large capitalization magnifies the danger to investors that arises from a capital structure that gives Mr. Roberts one-third of the votes with Class B stock that would represent less than 1 percent of the aggregate voting power if all of his Class B stock was converted to Class A common.

At the 2009 Annual Meeting, this proposal won more than 26.3 percent of the votes cast for and against. This is a truly astonishing number in view of the fact that each Class B share has more than 100 times the voting power of a Class A share.

Raytheon, Readers Digest, Church & Dwight, Fairchild Semiconductor, and other companies have recently eliminated stocks with disparate voting rights in order to provide each share of common stock with a single vote. We believe Comcast should also take this step in order to better align the voting power of shareholders with their economic interests.

Company Response to Shareholder Proposal

Along with the respected and stable leadership of Brian L. Roberts, our Board believes that our dual class structure has contributed to our stability and long-term shareholder returns. Specifically, the Board believes that our ownership structure has helped insulate our company from short-term pressures and allowed our Board and senior management to focus on our long-term success. The Board periodically evaluates our capital structure. We believe that our structure and the stability it promotes has driven, and will continue to drive, long-term shareholder value for shareholders who are committed to holding our stock for extended periods. As a testament to this belief, since going public in 1972, our shares have outperformed leading stock indices by significant margins, including the S&P 500 by a margin of almost 2 to 1. An investor who bought 1,000 shares of Class A common stock in 1972 at the IPO price of $7 per share would have had, after various stock splits and reinvested dividends, $5.4 million in shares as of December 31, 2012. Our Board believes that Mr. Roberts has been, and will continue to be, an extremely important part of the long-term success of our business.

Our dual class voting structure has existed since we went public in 1972. Prior to our acquisition of AT&T Corp.'s cable business in November 2002, Mr. Roberts beneficially owned stock representing approximately 87% of the combined voting power of all of our stock. In connection with that transaction, Mr. Roberts agreed to reduce his voting interest to a 33 1/3% non-dilutable interest. At the AT&T shareholders meeting relating to that transaction, the AT&T shareholders not only approved the transaction as a whole but also separately approved—at a rate of approximately 92% of votes cast—the governance terms of that transaction.

Our Board also believes that our history of being able to successfully raise capital for acquisitions and our other business needs provides evidence that the dual class voting structure does not impair our ability to raise additional capital or acquire other companies. Additionally, dual class voting structures are found in many other public companies, including First Amendment speaker media companies such as Viacom and CBS, as well as other leading companies like Berkshire Hathaway and Google.

Finally, under Pennsylvania law and our Articles of Incorporation, no recapitalization that affects the voting rights of our Class B common stock can be effected without the separate approval of Mr. Roberts, as beneficial owner of our Class B common stock.

FOR THESE REASONS, OUR BOARD UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE "AGAINST" THIS PROPOSAL.

[CMCSA: Rule 14a-8 Proposal, December 10, 2014]

Proposal X – Give Each Share An Equal Vote

RESOLVED: Shareholders request that our Board take steps to ensure that all of our company's outstanding stock has one-vote per share in each voting situation. This would encompass all practicable steps including encouragement and negotiation with shareholders, who have more than one vote per share, to request that they relinquish, for the common good of all shareholders, any preexisting rights, if necessary.

This proposal is not intended to unnecessarily limit our Board's judgment in crafting the requested change in accordance with applicable laws and existing contracts. This proposal is important because certain shares have super-sized voting power with 15-votes per share compared to less than one-vote per share for other shareholders. Without an equal voice, shareholders cannot hold management accountable.

GMI Ratings, an independent investment research firm, reported that each share of Class B Common stock had 15 votes. Each share of Class A Common stock had 0.1323 votes. Class A Special common stock had no right to vote.

Please vote to protect shareholder value:

Give Each Share An Equal Vote – Proposal X

New York
Menlo Park
Washington DC
São Paulo
London
Paris
Madrid
Tokyo
Beijing
Hong Kong

Davis Polk

Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, NY 10017

212 450 4000 tel
212 701 5800 fax

January 20, 2015

Re: ***Shareholder Proposal Submitted by Kenneth Steiner***

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549
via email: *shareholderproposals@sec.gov*

Ladies and Gentlemen:

On behalf of our client, Comcast Corporation ("**Comcast**" or the "**Company**"), we write to inform you of the Company's intention to exclude from its proxy statement and form of proxy for the Company's 2015 Annual Meeting of Shareholders (collectively, the "**2015 Proxy Materials**") a shareholder proposal and related supporting statement (the "**Proposal**") received from Kenneth Steiner (the "**Proponent**").

We hereby respectfully request that the Staff of the Division of Corporation Finance (the "**Staff**") concur in our opinion that the Company may, for the reasons set forth below, properly exclude the aforementioned proposal from the 2015 Proxy Materials. The Company has advised us as to the factual matters set forth below.

Pursuant to Staff Legal Bulletin No. 14D (CF), Shareholder Proposals (November 7, 2008), question C, we have submitted this letter and the related correspondence from the Proponent to the Commission via email to *shareholderproposals@sec.gov*. Also, in accordance with Rule 14a-8(j), a copy of this letter and its attachments is being mailed on this date to the Proponent informing him of the Company's intention to exclude the Proposal from the 2015 Proxy Materials.

The Company plans to file its definitive proxy statement with the Securities and Exchange Commission (the "**SEC**") on or about April 10, 2015. Accordingly, we are submitting this letter not less than 80 days before the Company intends to file its definitive proxy statement.

Introduction

Comcast respectfully requests that the Staff concur with its view that the Proposal, which is attached hereto as Exhibit A, may be properly omitted from the 2015 Proxy Materials (i) pursuant to the provisions of Rule 14a-8(b) and Rule 14a-8(f)(1) because the Proponent has failed to establish in a timely manner that he plans to hold $2,000 in market value, or 1%, of the Company's securities entitled to be voted on the Proposal at the shareholder meeting through the date of the meeting and (ii) pursuant to the provisions of Rule 14a-8(i)(6), because the Company lacks the power or authority to implement the proposal.

Grounds for Omission

I. The Proposal may be omitted from the 2015 Proxy Materials under Rule 14a-8(b) and Rule 14a-8(f)(1) because the Proponent has failed to establish that he plans to hold the requisite securities through the date of the shareholder meeting

Rule 14a-8(b)(1) requires that, to be eligible to submit a proposal for a company's annual meeting, a proponent must (i) have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date such shareholder submits the proposal and (ii) continue to hold those securities through the date of the meeting. Under Rule 14a-8(b)(2), a proponent has the burden of demonstrating that it will hold the requisite securities through the date of the meeting. This burden can be met by means of submitting a written statement to the company. If a proponent fails to satisfy the procedural eligibility set forth in Rule 14a-8(b), then, pursuant to Rule 14a-8(f), the company must notify the proponent in writing of such deficiency within 14 calendar days of receiving the proposal. A proponent's response to such notice of deficiency must be postmarked or transmitted electronically to the Company no later than 14 days from the date the proponent receives the notice of deficiency.

The Company received the Proposal on December 10, 2014. In the letter accompanying the Proposal, the Proponent represented, in part, that he will meet the procedural eligibility requirements of Rule 14a-8, including "the continuous ownership of the required stock value until after the date of the respective shareholder meeting." The Proponent specified only that he would hold the required stock value ($2,000) through the date of the meeting; the Proponent did *not* specify that he would hold the Company's securities entitled to be voted on the Proposal, which, in this case, is Class A Common Stock. The Company also has other types of stock, including, for example, Class A Special Common Stock, which is non-voting stock, and, therefore, may not be used to satisfy the procedural eligibility requirements of Rule 14a-8. The Proponent also did not provide written proof of his holdings in Comcast from the record holder of the shares.

Because the Company was unable to verify the Proponent's eligibility to submit the Proposal, and in compliance with the time restrictions set forth in Rule 14a-8, the Company sent a notice of deficiency, a copy of which is attached hereto as Exhibit B (the "**Notice of Deficiency**"), to the Proponent on December 11, 2014, requesting that the Proponent correct the eligibility deficiencies within 14 calendar days of its receipt of the Company's request. The Notice of Deficiency was sent by e-mail according to the instructions provided in the Proponent's letter accompanying the Proposal:

> Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden ([*telephone number and address redacted*]) at [*e-mail address redacted*] (at) earthlink.net to facilitate prompt and verifiable communication.

In addition to sending the Notice of Deficiency in the manner specified by the Proponent, a courtesy copy was sent via Federal Express on December 11, 2014.

The Notice of Deficiency set forth in detail both the Proponent's failure to provide written proof of his holdings in the Company and his failure to specify that he would hold the Company's securities entitled to be voted on the Proposal through the date of the meeting. Per Staff Legal Bulletin No. 14G (CF), Shareholder Proposals (Oct. 16, 2012), the Notice of Deficiency also specifically described the steps the Proponent should take to remedy the deficiencies. More particularly, the Notice of Deficiency provided, in part:

> [Your] letter states only that you intend to hold "the required stock value" through the date of the 2015 annual meeting. It does not specify that you own Comcast Class A Common Stock, which is voting stock. Comcast also has other types of stock, including, for example, Comcast Class A Special Common Stock, which is non-voting stock and, accordingly, may not be used to satisfy the procedural and eligibility requirements under Rule 14a-8.

On December 12, 2014, the Proponent sent proof of stock ownership to the Company by fax, a copy of which is attached hereto as Exhibit C. However, the Proponent did *not* revise his written statement to specify that he intended to hold at least $2,000 in market value of Comcast Class A Common Stock—the Company's securities entitled to be voted on the Proposal—through the date of the meeting.

Under Rule 14a-8(f)(1), a company may exclude a shareholder proposal if the proponent fails to submit evidence of his eligibility to make the proposal under Rule 14a-8 (including the stock ownership requirement of Rule 14a-8(b)) within 14 days from the date on which the proponent received timely notice of such deficiency from the company. See, e.g., Aetna Inc. (Jan. 14, 2013); NYSE Euronext (Jan. 9, 2012). As noted above, after identifying the Proponent's eligibility deficiencies, the Company duly notified the Proponent of such deficiencies under Rule 14a-8(b) on December 12, 2014. Pursuant to Rule 14a-8(f)(1), any response from the Proponent to the Notice of Deficiency was required to be postmarked or transmitted electronically by December 26, 2014. Because the Company did not receive a response from the Proponent that stated that the Proponent will hold the Company's securities entitled to be voted on the Proposal through the date of the meeting, the Proposal is excludable under Rule 14a-8(b) and Rule 14a-8(f)(1).

II. The Proposal may be omitted from the 2015 Proxy Materials under Rule 14a-8(i)(6) because the Company lacks the power or authority to implement the proposal

If the Staff declines to concur that the Proposal may be excluded from the 2015 Proxy Materials under Rule 14-8(b) and Rule 14a-8(f)(1), we request the Staff to concur in our view that the Proposal may be excluded under Rule 14-8(i)(6). Rule 14a-8(i)(6) permits a company to exclude a shareholder proposal "if the company would lack the power or authority to implement the proposal." Here, the Proposal requests that the "Board take steps to ensure that all of [the] company's outstanding voting stock has one-vote per share in each voting situation." Neither the Board of Directors nor the Company has the authority to implement the Proposal.

The voting rights of the Company's stock are set forth in Article V of the Company's Articles of Incorporation (the "**Articles**"), a copy of which is attached hereto as Exhibit D. The Company has three classes of stock: Class A Common Stock, Class A Special Common Stock and Class B Common Stock. Class A Common Stock and Class A Special Common Stock are both publicly traded, while the outstanding Class B Common Stock is 100% privately held.[1] Pursuant to the Articles, the voting rights of the different classes of stock are generally as follows: Class A Common Stock entitles the holder to a number of votes per share based on a formula; Class A Special Common Stock has no voting rights; and Class B Common Stock entitles the holder to 15 votes per share or, with respect to any matter on which all holders of the Company's stock vote as a single class, the number of votes necessary to give the holders of the Class B Common Stock in the aggregate 33.33% of the total number of votes that could be cast by all holders of the Company's stock. For the Company to implement the Proposal and take steps to ensure that the Company's outstanding voting stock has one vote per share in each voting situation, the Company would need to amend the Articles and change the voting right of each class of stock set forth therein.

However, pursuant to Article VII of the Articles, the approval of the holders of Class B Common Stock is necessary to approve, in part, any amendment of the Articles that would "limit the rights of the holders of Class B Common Stock" or that would "make any change in the . . . rights of the [Class B Common Stock]" that is adverse to that class. Thus, for the Company to implement the Proposal, the holders of the Class B Common Stock would have to give their consent for the Class B Common Stock to have one vote per share. Put differently, the holders of the Class B Common Stock have a veto right over the implementation of the Proposal. Consequently, neither the Company nor the Board has the power or authority to implement the Proposal. The Company therefore believes that the Proposal is properly excludable under Rule 14a-8(i)(6).

Conclusion

Comcast believes that the Proposal may be properly excluded from the 2015 Proxy Materials pursuant to (i) Rule 14a-8(b) and Rule 14a-8(f)(1), because the Proponent failed to state that he would hold the requisite shares through the shareholder meeting, and (ii) Rule 14a-8(i)(6), because the Company lacks the power and authority to implement the Proposal.

* * * * *

[1] The Class B Common Stock is beneficially owned by Mr. Brian L. Roberts through (i) a limited liability company of which Mr. Roberts is the managing member and (ii) certain family trusts of which Mr. Roberts and/or his descendants are the beneficiaries.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this request. Should you disagree with the conclusions set forth herein, we respectfully request the opportunity to confer with you prior to the determination of the Staff's final position. Please do not hesitate to call me at (212) 450-4397 or Arthur R. Block, the Company's Senior Vice President, General Counsel and Secretary, at (215) 286-7564, if we may be of any further assistance in this matter.

Very Truly Yours,



William H. Aaronson

Enclosures

cc: Kenneth Steiner

John Chevedden

Arthur R. Block
Comcast Corporation

EXHIBIT A

Kenneth Steiner

*** FISMA & OMB Memorandum M-07-16 ***

Ms. Arthur R. Block
Corporate Secretary
Comcast Corporation (CMCSA)
One Comcast Center
Philadelphia PA 19103
Phone: 215 286-1700
FX: 215-286-7794

Dear Mr. Block,

I purchased stock in our company because I believed our company had greater potential. My attached Rule 14a-8 proposal is submitted in support of the long-term performance of our company. This Rule 14a-8 proposal is submitted as a low-cost method to improve compnay performance.

My proposal is for the next annual shareholder meeting. I will meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote. Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by ema*** FISMA & OMB Memorandum M-07-16 ***

Sincerely,



Kenneth Steiner

10-13-14
Date

cc: Jennifer Khoury Newcomb <corporate_communications@comcast.com>
Vice President of Corporate Communications
Lori Klumpp <Lori_Klumpp@Comcast.com>
Elizabeth Wideman <Elizabeth_Wideman@Comcast.com>

[CMCSA: Rule 14a-8 Proposal, December 10, 2014]
Proposal X – Give Each Share An Equal Vote

RESOLVED: Shareholders request that our Board take steps to ensure that all of our company's outstanding stock has one-vote per share in each voting situation. This would encompass all practicable steps including encouragement and negotiation with shareholders, who have more than one vote per share, to request that they relinquish, for the common good of all shareholders, any preexisting rights, if necessary.

This proposal is not intended to unnecessarily limit our Board's judgment in crafting the requested change in accordance with applicable laws and existing contracts. This proposal is important because certain shares have super-sized voting power with 15-votes per share compared to less than one-vote per share for other shareholders. Without an equal voice, shareholders cannot hold management accountable.

GMI Ratings, an independent investment research firm, reported that each share of Class B Common stock had 15 votes. Each share of Class A Common stock had 0.1323 votes. Class A Special common stock had no right to vote.

Please vote to protect shareholder value:

Give Each Share An Equal Vote – Proposal X

Notes:
Kenneth Steiner, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

"Proposal X" is a placeholder for the proposal number assigned by the company in the final proxy.

Please note that the title of the proposal is part of the proposal.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by er*** FISMA & OMB Memorandum M-07-16 ***

EXHIBIT B



December 11, 2014

Re: Notice of deficiency regarding shareholder proposal for inclusion in Comcast's 2015 proxy statement

VIA EMAIL AND OVERNIGHT MAIL

Kenneth Steiner

*** FISMA & OMB Memorandum M-07-16 ***

John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Steiner and Mr. Chevedden:

I am writing in reference to the letter, dated and received by email on December 10, 2014 (the "**Proposal**," a copy of which is attached hereto as Exhibit A) and submitted on behalf of Kenneth Steiner ("**Proponent**"), proposing that the board of directors of Comcast Corporation (the "**Company**") take steps to ensure that all of the Company's outstanding stock has one-vote per share in each voting situation and requesting that we include the Proposal in our 2015 proxy statement.

A copy of Rule 14a-8 of the Securities Exchange Act of 1934, as amended, which sets forth the procedural and eligibility requirements applicable to shareholder proposals submitted for inclusion in proxy statements, is attached hereto for your reference as Exhibit B.

Rule 14a-8(b)(1) requires that in order to be eligible to submit a proposal for inclusion in the Company's proxy statement, a shareholder must, among other things, have continuously held at least $2,000 in market value, or 1%, of the Company's securities entitled to vote on the proposal at the shareholder meeting for at least one year by the date such shareholder submits the proposal.

The Company's stock records do not indicate that you are currently a registered holder of any shares of the Company's common stock entitled to vote on the Proposal (in this case, Comcast Class A Common Stock), and you have not provided proof of your ownership.

Under Rule 14a-8(b), a beneficial holder may prove its eligibility to submit a shareholder proposal for inclusion in the Company's proxy statement by submitting to the Company either of the following, neither of which have been submitted to date:

- a written statement from the "record" holder of the securities verifying that, at the time the beneficial holder submitted its proposal (in this case, December 10, 2014, according to the email time/date stamp on the Proposal), the beneficial holder had continuously held the requisite amount of securities for at least one year; or

- if the beneficial holder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting its ownership of the shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the beneficial holder's ownership level, along with a written statement by the beneficial holder that it continuously held the required number of shares for the one-year period as of the date of the statement;

in each case, along with a written statement from the shareholder that it intends to continue holding the applicable securities through the date of the shareholder meeting.

To help shareholders comply with the requirements of submitting proof of ownership to companies, the SEC's Division of Corporation Finance published Staff Legal Bulletin No. 14F on October 18, 2011 ("**SLB 14F**," a copy of which is attached hereto for your reference as Exhibit C) and Staff Legal Bulletin No. 14G on October 16, 2012 ("**SLB 14G**," a copy of which is attached hereto for your reference as Exhibit D). SLB 14F and SLB 14G provide that for securities held through the Depository Trust Company ("**DTC**"), only DTC participants should be viewed as record holders of securities that are deposited at DTC. You can confirm whether your broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at: http://www.dtcc.com/~/media/Files/Downloads/client-center/DTC/alpha.pdf. If you hold shares through a broker or bank that is not a DTC participant, you will need to obtain proof of ownership from the DTC participant through which such broker or bank holds the shares. You should be able to find out the name of the appropriate DTC participant from your broker or bank. If the DTC participant that holds your shares knows the holdings of your broker or bank, but does not know your holdings, you may satisfy your proof of ownership requirements by submitting two proof-of-ownership statements—one from your broker or bank confirming your ownership and the other from the DTC participant confirming the broker or bank's ownership. Please review SLB 14F and SLB 14G carefully before submitting any revisions to your letter and proof of ownership materials in light of the discussion below to ensure that they are compliant with Rule 14a-8.

In addition, the letter states only that you intend to hold "the required stock value" through the date of the 2015 annual meeting. It does not specify that you own Comcast Class A Common Stock, which is voting stock. Comcast also has other types of stock, including, for example, Comcast Class A Special Common Stock, which is non-voting stock and, accordingly, may not be used to satisfy the procedural and eligibility requirements under Rule 14a-8.

Pursuant to Rule 14a-8, the documentation demonstrating your eligibility must be postmarked or transmitted to us no later than 14 calendar days of your receipt of this letter, or we will not be able to consider your proposal for inclusion in the Company's 2015 proxy statement, and we will submit a no action request letter to the Securities and Exchange Commission indicating that we do not intend to include your proposal in such proxy statement.

We thank you for your interest in Comcast. Should you wish to discuss this further, please do not hesitate to contact me at (215) 286-7564.

Very truly yours,



Arthur R. Block
Senior Vice President, General
Counsel and Secretary

cc: William H. Aaronson
Christian Lang
Davis Polk & Wardwell LLP

EXHIBIT A

Kenneth Steiner

*** FISMA & OMB Memorandum M-07-16 ***

Ms. Arthur R. Block
Corporate Secretary
Comcast Corporation (CMCSA)
One Comcast Center
Philadelphia PA 19103
Phone: 215 286-1700
FX: 215-286-7794

Dear Mr. Block,

I purchased stock in our company because I believed our company had greater potential. My attached Rule 14a-8 proposal is submitted in support of the long-term performance of our company. This Rule 14a-8 proposal is submitted as a low-cost method to improve compnay performance.

My proposal is for the next annual shareholder meeting. I will meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote. Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,



Kenneth Steiner

10-13-14
Date

cc: Jennifer Khoury Newcomb <corporate_communications@comcast.com>
Vice President of Corporate Communications
Lori Klumpp <Lori_Klumpp@Comcast.com>
Elizabeth Wideman <Elizabeth_Wideman@Comcast.com>

[CMCSA: Rule 14a-8 Proposal, December 10, 2014]
Proposal X – Give Each Share An Equal Vote

RESOLVED: Shareholders request that our Board take steps to ensure that all of our company's outstanding stock has one-vote per share in each voting situation. This would encompass all practicable steps including encouragement and negotiation with shareholders, who have more than one vote per share, to request that they relinquish, for the common good of all shareholders, any preexisting rights, if necessary.

This proposal is not intended to unnecessarily limit our Board's judgment in crafting the requested change in accordance with applicable laws and existing contracts. This proposal is important because certain shares have super-sized voting power with 15-votes per share compared to less than one-vote per share for other shareholders. Without an equal voice, shareholders cannot hold management accountable.

GMI Ratings, an independent investment research firm, reported that each share of Class B Common stock had 15 votes. Each share of Class A Common stock had 0.1323 votes. Class A Special common stock had no right to vote.

Please vote to protect shareholder value:

Give Each Share An Equal Vote – Proposal X

Notes:
Kenneth Steiner, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

"Proposal X" is a placeholder for the proposal number assigned by the company in the final proxy.

Please note that the title of the proposal is part of the proposal.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by *** FISMA & OMB Memorandum M-07-16 ***

EXHIBIT B

Rule 14a-8 -- Proposals of Security Holders

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

a. Question 1: What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

b. Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

   1. In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

   2. If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

      i. The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

      ii. The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

A. A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

B. Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

C. Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

c. Question 3: How many proposals may I submit: Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

d. Question 4: How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

e. Question 5: What is the deadline for submitting a proposal?

1. If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q, or in shareholder reports of investment companies under Rule 270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

2. The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

3. If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

f. Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

1. The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

2. If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

g. Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

h. Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

1. Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

2. If the company holds it shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

3. If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

i. Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

1. Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Not to paragraph (i)(1)

Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

---

2. Violation of law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Not to paragraph (i)(2)

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law could result in a violation of any state or federal law.

---

3. Violation of proxy rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

4. Personal grievance; special interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

5. Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

6. Absence of power/authority: If the company would lack the power or authority to implement the proposal;

7. Management functions: If the proposal deals with a matter relating to the company's ordinary business operations;

8. Relates to election: If the proposal relates to a nomination or an election for membership on the company's board of directors or analogous governing body or a procedure for such nomination or election;

9. Conflicts with company's proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting.

Note to paragraph (i)(9)

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

10. Substantially implemented: If the company has already substantially implemented the proposal;

11. Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

12. Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

    i. Less than 3% of the vote if proposed once within the preceding 5 calendar years;

    ii. Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

    iii. Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

13. Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

j. Question 10: What procedures must the company follow if it intends to exclude my proposal?

    1. If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

    2. The company must file six paper copies of the following:

        i. The proposal;

ii. An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

iii. A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

k. Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

l. Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

1. The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

2. The company is not responsible for the contents of your proposal or supporting statement.

m. Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

1. The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

2. However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti- fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

3. We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our

attention any materially false or misleading statements, under the following time frames:

i. If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

ii. In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under Rule 14a-6.

EXHIBIT C

#85348811v2



U.S. Securities and Exchange Commission

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14F (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 18, 2011

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- Brokers and banks that constitute "record" holders under Rule 14a-8 (b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- Common errors shareholders can avoid when submitting proof of ownership to companies;
- The submission of revised proposals;
- Procedures for withdrawing no-action requests regarding proposals submitted by multiple proponents; and
- The Division's new process for transmitting Rule 14a-8 no-action responses by email.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D and SLB No. 14E.

B. The types of brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Eligibility to submit a proposal under Rule 14a-8

To be eligible to submit a shareholder proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. The shareholder must also continue to hold the required amount of securities through the date of the meeting and must provide the company with a written statement of intent to do so.[1]

The steps that a shareholder must take to verify his or her eligibility to submit a proposal depend on how the shareholder owns the securities. There are two types of security holders in the U.S.: registered owners and beneficial owners.[2] Registered owners have a direct relationship with the issuer because their ownership of shares is listed on the records maintained by the issuer or its transfer agent. If a shareholder is a registered owner, the company can independently confirm that the shareholder's holdings satisfy Rule 14a-8(b)'s eligibility requirement.

The vast majority of investors in shares issued by U.S. companies, however, are beneficial owners, which means that they hold their securities in book-entry form through a securities intermediary, such as a broker or a bank. Beneficial owners are sometimes referred to as "street name" holders. Rule 14a-8(b)(2)(i) provides that a beneficial owner can provide proof of ownership to support his or her eligibility to submit a proposal by submitting a written statement "from the 'record' holder of [the] securities (usually a broker or bank)," verifying that, at the time the proposal was submitted, the shareholder held the required amount of securities continuously for at least one year.[3]

2. The role of the Depository Trust Company

Most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency acting as a securities depository. Such brokers and banks are often referred to as "participants" in DTC.[4] The names of these DTC participants, however, do not appear as the registered owners of the securities deposited with DTC on the list of shareholders maintained by the company or, more typically, by its transfer agent. Rather, DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants. A company can request from DTC a "securities position listing" as of a specified date, which identifies the DTC participants having a position in the company's securities and the number of securities held by each DTC participant on that date.[5]

3. Brokers and banks that constitute "record" holders under Rule

14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

In *The Hain Celestial Group, Inc.* (Oct. 1, 2008), we took the position that an introducing broker could be considered a "record" holder for purposes of Rule 14a-8(b)(2)(i). An introducing broker is a broker that engages in sales and other activities involving customer contact, such as opening customer accounts and accepting customer orders, but is not permitted to maintain custody of customer funds and securities.[6] Instead, an introducing broker engages another broker, known as a "clearing broker," to hold custody of client funds and securities, to clear and execute customer trades, and to handle other functions such as issuing confirmations of customer trades and customer account statements. Clearing brokers generally are DTC participants; introducing brokers generally are not. As introducing brokers generally are not DTC participants, and therefore typically do not appear on DTC's securities position listing, *Hain Celestial* has required companies to accept proof of ownership letters from brokers in cases where, unlike the positions of registered owners and brokers and banks that are DTC participants, the company is unable to verify the positions against its own or its transfer agent's records or against DTC's securities position listing.

In light of questions we have received following two recent court cases relating to proof of ownership under Rule 14a-8[7] and in light of the Commission's discussion of registered and beneficial owners in the Proxy Mechanics Concept Release, we have reconsidered our views as to what types of brokers and banks should be considered "record" holders under Rule 14a-8(b)(2)(i). Because of the transparency of DTC participants' positions in a company's securities, we will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as "record" holders of securities that are deposited at DTC. As a result, we will no longer follow *Hain Celestial*.

We believe that taking this approach as to who constitutes a "record" holder for purposes of Rule 14a-8(b)(2)(i) will provide greater certainty to beneficial owners and companies. We also note that this approach is consistent with Exchange Act Rule 12g5-1 and a 1988 staff no-action letter addressing that rule,[8] under which brokers and banks that are DTC participants are considered to be the record holders of securities on deposit with DTC when calculating the number of record holders for purposes of Sections 12(g) and 15(d) of the Exchange Act.

Companies have occasionally expressed the view that, because DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants, only DTC or Cede & Co. should be viewed as the "record" holder of the securities held on deposit at DTC for purposes of Rule 14a-8(b)(2)(i). We have never interpreted the rule to require a shareholder to obtain a proof of ownership letter from DTC or Cede & Co., and nothing in this guidance should be construed as changing that view.

How can a shareholder determine whether his or her broker or bank is a DTC participant?

Shareholders and companies can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf.

What if a shareholder's broker or bank is not on DTC's participant list?

The shareholder will need to obtain proof of ownership from the DTC participant through which the securities are held. The shareholder should be able to find out who this DTC participant is by asking the shareholder's broker or bank.[9]

If the DTC participant knows the shareholder's broker or bank's holdings, but does not know the shareholder's holdings, a shareholder could satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year – one from the shareholder's broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

How will the staff process no-action requests that argue for exclusion on the basis that the shareholder's proof of ownership is not from a DTC participant?

The staff will grant no-action relief to a company on the basis that the shareholder's proof of ownership is not from a DTC participant only if the company's notice of defect describes the required proof of ownership in a manner that is consistent with the guidance contained in this bulletin. Under Rule 14a-8(f)(1), the shareholder will have an opportunity to obtain the requisite proof of ownership after receiving the notice of defect.

C. Common errors shareholders can avoid when submitting proof of ownership to companies

In this section, we describe two common errors shareholders make when submitting proof of ownership for purposes of Rule 14a-8(b)(2), and we provide guidance on how to avoid these errors.

First, Rule 14a-8(b) requires a shareholder to provide proof of ownership that he or she has "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal" (emphasis added).[10] We note that many proof of ownership letters do not satisfy this requirement because they do not verify the shareholder's beneficial ownership for the entire one-year period preceding and including the date the proposal is submitted. In some cases, the letter speaks as of a date *before* the date the proposal is submitted, thereby leaving a gap between the date of the verification and the date the proposal is submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the shareholder's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Second, many letters fail to confirm continuous ownership of the securities. This can occur when a broker or bank submits a letter that confirms the shareholder's beneficial ownership only as of a specified date but omits any reference to continuous ownership for a one-year period.

We recognize that the requirements of Rule 14a-8(b) are highly prescriptive and can cause inconvenience for shareholders when submitting proposals. Although our administration of Rule 14a-8(b) is constrained by the terms of the rule, we believe that shareholders can avoid the two errors highlighted above by arranging to have their broker or bank provide the required verification of ownership as of the date they plan to submit the proposal using the following format:

> "As of [date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities]."[11]

As discussed above, a shareholder may also need to provide a separate written statement from the DTC participant through which the shareholder's securities are held if the shareholder's broker or bank is not a DTC participant.

D. The submission of revised proposals

On occasion, a shareholder will revise a proposal after submitting it to a company. This section addresses questions we have received regarding revisions to a proposal or supporting statement.

1. A shareholder submits a timely proposal. The shareholder then submits a revised proposal before the company's deadline for receiving proposals. Must the company accept the revisions?

Yes. In this situation, we believe the revised proposal serves as a replacement of the initial proposal. By submitting a revised proposal, the shareholder has effectively withdrawn the initial proposal. Therefore, the shareholder is not in violation of the one-proposal limitation in Rule 14a-8 (c).[12] If the company intends to submit a no-action request, it must do so with respect to the revised proposal.

We recognize that in Question and Answer E.2 of SLB No. 14, we indicated that if a shareholder makes revisions to a proposal before the company submits its no-action request, the company can choose whether to accept the revisions. However, this guidance has led some companies to believe that, in cases where shareholders attempt to make changes to an initial proposal, the company is free to ignore such revisions even if the revised proposal is submitted before the company's deadline for receiving shareholder proposals. We are revising our guidance on this issue to make clear that a company may not ignore a revised proposal in this situation.[13]

2. A shareholder submits a timely proposal. After the deadline for receiving proposals, the shareholder submits a revised proposal. Must the company accept the revisions?

No. If a shareholder submits revisions to a proposal after the deadline for receiving proposals under Rule 14a-8(e), the company is not required to accept the revisions. However, if the company does not accept the revisions, it must treat the revised proposal as a second proposal and submit a notice stating its intention to exclude the revised proposal, as required by Rule 14a-8(j). The company's notice may cite Rule 14a-8(e) as the reason for excluding the revised proposal. If the company does not accept the revisions and intends to exclude the initial proposal, it would also need to submit its reasons for excluding the initial proposal.

3. If a shareholder submits a revised proposal, as of which date must the shareholder prove his or her share ownership?

A shareholder must prove ownership as of the date the original proposal is submitted. When the Commission has discussed revisions to proposals,[14] it has not suggested that a revision triggers a requirement to provide proof of ownership a second time. As outlined in Rule 14a-8(b), proving ownership includes providing a written statement that the shareholder intends to continue to hold the securities through the date of the shareholder meeting. Rule 14a-8(f)(2) provides that if the shareholder "fails in [his or her] promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of [the same shareholder's] proposals from its proxy materials for any meeting held in the following two calendar years." With these provisions in mind, we do not interpret Rule 14a-8 as requiring additional proof of ownership when a shareholder submits a revised proposal.[15]

E. Procedures for withdrawing no-action requests for proposals submitted by multiple proponents

We have previously addressed the requirements for withdrawing a Rule 14a-8 no-action request in SLB Nos. 14 and 14C. SLB No. 14 notes that a company should include with a withdrawal letter documentation demonstrating that a shareholder has withdrawn the proposal. In cases where a proposal submitted by multiple shareholders is withdrawn, SLB No. 14C states that, if each shareholder has designated a lead individual to act on its behalf and the company is able to demonstrate that the individual is authorized to act on behalf of all of the proponents, the company need only provide a letter from that lead individual indicating that the lead individual is withdrawing the proposal on behalf of all of the proponents.

Because there is no relief granted by the staff in cases where a no-action request is withdrawn following the withdrawal of the related proposal, we recognize that the threshold for withdrawing a no-action request need not be overly burdensome. Going forward, we will process a withdrawal request if the company provides a letter from the lead filer that includes a representation that the lead filer is authorized to withdraw the proposal on behalf of each proponent identified in the company's no-action request.[16]

F. Use of email to transmit our Rule 14a-8 no-action responses to companies and proponents

To date, the Division has transmitted copies of our Rule 14a-8 no-action responses, including copies of the correspondence we have received in connection with such requests, by U.S. mail to companies and proponents.

We also post our response and the related correspondence to the Commission's website shortly after issuance of our response.

In order to accelerate delivery of staff responses to companies and proponents, and to reduce our copying and postage costs, going forward, we intend to transmit our Rule 14a-8 no-action responses by email to companies and proponents. We therefore encourage both companies and proponents to include email contact information in any correspondence to each other and to us. We will use U.S. mail to transmit our no-action response to any company or proponent for which we do not have email contact information.

Given the availability of our responses and the related correspondence on the Commission's website and the requirement under Rule 14a-8 for companies and proponents to copy each other on correspondence submitted to the Commission, we believe it is unnecessary to transmit copies of the related correspondence along with our no-action response. Therefore, we intend to transmit only our staff response and not the correspondence we receive from the parties. We will continue to post to the Commission's website copies of this correspondence at the same time that we post our staff no-action response.

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[1] *See* Rule 14a-8(b).

[2] For an explanation of the types of share ownership in the U.S., see Concept Release on U.S. Proxy System, Release No. 34-62495 (July 14, 2010) [75 FR 42982] ("Proxy Mechanics Concept Release"), at Section II.A. The term "beneficial owner" does not have a uniform meaning under the federal securities laws. It has a different meaning in this bulletin as compared to "beneficial owner" and "beneficial ownership" in Sections 13 and 16 of the Exchange Act. Our use of the term in this bulletin is not intended to suggest that registered owners are not beneficial owners for purposes of those Exchange Act provisions. *See* Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Release No. 34-12598 (July 7, 1976) [41 FR 29982], at n.2 ("The term 'beneficial owner' when used in the context of the proxy rules, and in light of the purposes of those rules, may be interpreted to have a broader meaning than it would for certain other purpose[s] under the federal securities laws, such as reporting pursuant to the Williams Act.").

[3] If a shareholder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 reflecting ownership of the required amount of shares, the shareholder may instead prove ownership by submitting a copy of such filings and providing the additional information that is described in Rule 14a-8(b)(2)(ii).

[4] DTC holds the deposited securities in "fungible bulk," meaning that there are no specifically identifiable shares directly owned by the DTC participants. Rather, each DTC participant holds a pro rata interest or position in the aggregate number of shares of a particular issuer held at DTC. Correspondingly, each customer of a DTC participant – such as an individual investor – owns a pro rata interest in the shares in which the DTC

participant has a pro rata interest. *See* Proxy Mechanics Concept Release, at Section II.B.2.a.

[5] *See* Exchange Act Rule 17Ad-8.

[6] *See* Net Capital Rule, Release No. 34-31511 (Nov. 24, 1992) [57 FR 56973] ("Net Capital Rule Release"), at Section II.C.

[7] *See KBR Inc. v. Chevedden*, Civil Action No. H-11-0196, 2011 U.S. Dist. LEXIS 36431, 2011 WL 1463611 (S.D. Tex. Apr. 4, 2011); *Apache Corp. v. Chevedden*, 696 F. Supp. 2d 723 (S.D. Tex. 2010). In both cases, the court concluded that a securities intermediary was not a record holder for purposes of Rule 14a-8(b) because it did not appear on a list of the company's non-objecting beneficial owners or on any DTC securities position listing, nor was the intermediary a DTC participant.

[8] *Techne Corp.* (Sept. 20, 1988).

[9] In addition, if the shareholder's broker is an introducing broker, the shareholder's account statements should include the clearing broker's identity and telephone number. *See* Net Capital Rule Release, at Section II.C.(iii). The clearing broker will generally be a DTC participant.

[10] For purposes of Rule 14a-8(b), the submission date of a proposal will generally precede the company's receipt date of the proposal, absent the use of electronic or other means of same-day delivery.

[11] This format is acceptable for purposes of Rule 14a-8(b), but it is not mandatory or exclusive.

[12] As such, it is not appropriate for a company to send a notice of defect for multiple proposals under Rule 14a-8(c) upon receiving a revised proposal.

[13] This position will apply to all proposals submitted after an initial proposal but before the company's deadline for receiving proposals, regardless of whether they are explicitly labeled as "revisions" to an initial proposal, unless the shareholder affirmatively indicates an intent to submit a second, *additional* proposal for inclusion in the company's proxy materials. In that case, the company must send the shareholder a notice of defect pursuant to Rule 14a-8(f)(1) if it intends to exclude either proposal from its proxy materials in reliance on Rule 14a-8(c). In light of this guidance, with respect to proposals or revisions received before a company's deadline for submission, we will no longer follow *Layne Christensen Co.* (Mar. 21, 2011) and other prior staff no-action letters in which we took the view that a proposal would violate the Rule 14a-8(c) one-proposal limitation if such proposal is submitted to a company after the company has either submitted a Rule 14a-8 no-action request to exclude an earlier proposal submitted by the same proponent or notified the proponent that the earlier proposal was excludable under the rule.

[14] *See, e.g.*, Adoption of Amendments Relating to Proposals by Security Holders, Release No. 34-12999 (Nov. 22, 1976) [41 FR 52994].

[15] Because the relevant date for proving ownership under Rule 14a-8(b) is the date the proposal is submitted, a proponent who does not adequately prove ownership in connection with a proposal is not permitted to submit another proposal for the same meeting on a later date.

[16] Nothing in this staff position has any effect on the status of any shareholder proposal that is not withdrawn by the proponent or its authorized representative.

http://www.sec.gov/interps/legal/cfslb14f.htm

Home | Previous Page Modified: 10/18/2011

EXHIBIT D



U.S. Securities and Exchange Commission

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14G (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 16, 2012

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- the parties that can provide proof of ownership under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- the manner in which companies should notify proponents of a failure to provide proof of ownership for the one-year period required under Rule 14a-8(b)(1); and
- the use of website references in proposals and supporting statements.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D, SLB No. 14E and SLB No. 14F.

B. Parties that can provide proof of ownership under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Sufficiency of proof of ownership letters provided by affiliates of DTC participants for purposes of Rule 14a-8(b)(2)(i)

To be eligible to submit a proposal under Rule 14a-8, a shareholder must, among other things, provide documentation evidencing that the shareholder has continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. If the shareholder is a beneficial owner of the securities, which means that the securities are held in book-entry form through a securities intermediary, Rule 14a-8(b)(2)(i) provides that this documentation can be in the form of a "written statement from the 'record' holder of your securities (usually a broker or bank)...."

In SLB No. 14F, the Division described its view that only securities intermediaries that are participants in the Depository Trust Company ("DTC") should be viewed as "record" holders of securities that are deposited at DTC for purposes of Rule 14a-8(b)(2)(i). Therefore, a beneficial owner must obtain a proof of ownership letter from the DTC participant through which its securities are held at DTC in order to satisfy the proof of ownership requirements in Rule 14a-8.

During the most recent proxy season, some companies questioned the sufficiency of proof of ownership letters from entities that were not themselves DTC participants, but were affiliates of DTC participants.[1] By virtue of the affiliate relationship, we believe that a securities intermediary holding shares through its affiliated DTC participant should be in a position to verify its customers' ownership of securities. Accordingly, we are of the view that, for purposes of Rule 14a-8(b)(2)(i), a proof of ownership letter from an affiliate of a DTC participant satisfies the requirement to provide a proof of ownership letter from a DTC participant.

2. Adequacy of proof of ownership letters from securities intermediaries that are not brokers or banks

We understand that there are circumstances in which securities intermediaries that are not brokers or banks maintain securities accounts in the ordinary course of their business. A shareholder who holds securities through a securities intermediary that is not a broker or bank can satisfy Rule 14a-8's documentation requirement by submitting a proof of ownership letter from that securities intermediary.[2] If the securities intermediary is not a DTC participant or an affiliate of a DTC participant, then the shareholder will also need to obtain a proof of ownership letter from the DTC participant or an affiliate of a DTC participant that can verify the holdings of the securities intermediary.

C. Manner in which companies should notify proponents of a failure to provide proof of ownership for the one-year period required under Rule 14a-8(b)(1)

As discussed in Section C of SLB No. 14F, a common error in proof of ownership letters is that they do not verify a proponent's beneficial ownership for the entire one-year period preceding and including the date the proposal was submitted, as required by Rule 14a-8(b)(1). In some cases, the letter speaks as of a date *before* the date the proposal was submitted, thereby leaving a gap between the date of verification and the date the proposal was submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the proponent's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Under Rule 14a-8(f), if a proponent fails to follow one of the eligibility or procedural requirements of the rule, a company may exclude the proposal only if it notifies the proponent of the defect and the proponent fails to correct it. In SLB No. 14 and SLB No. 14B, we explained that companies should provide adequate detail about what a proponent must do to remedy all eligibility or procedural defects.

We are concerned that companies' notices of defect are not adequately describing the defects or explaining what a proponent must do to remedy defects in proof of ownership letters. For example, some companies' notices of defect make no mention of the gap in the period of ownership covered by the proponent's proof of ownership letter or other specific deficiencies that the company has identified. We do not believe that such notices of defect serve the purpose of Rule 14a-8(f).

Accordingly, going forward, we will not concur in the exclusion of a proposal under Rules 14a-8(b) and 14a-8(f) on the basis that a proponent's proof of ownership does not cover the one-year period preceding and including the date the proposal is submitted unless the company provides a notice of defect that identifies the specific date on which the proposal was submitted and explains that the proponent must obtain a new proof of ownership letter verifying continuous ownership of the requisite amount of securities for the one-year period preceding and including such date to cure the defect. We view the proposal's date of submission as the date the proposal is postmarked or transmitted electronically. Identifying in the notice of defect the specific date on which the proposal was submitted will help a proponent better understand how to remedy the defects described above and will be particularly helpful in those instances in which it may be difficult for a proponent to determine the date of submission, such as when the proposal is not postmarked on the same day it is placed in the mail. In addition, companies should include copies of the postmark or evidence of electronic transmission with their no-action requests.

D. Use of website addresses in proposals and supporting statements

Recently, a number of proponents have included in their proposals or in their supporting statements the addresses to websites that provide more information about their proposals. In some cases, companies have sought to exclude either the website address or the entire proposal due to the reference to the website address.

In SLB No. 14, we explained that a reference to a website address in a proposal does not raise the concerns addressed by the 500-word limitation in Rule 14a-8(d). We continue to be of this view and, accordingly, we will continue to count a website address as one word for purposes of Rule 14a-8(d). To the extent that the company seeks the exclusion of a website reference in a proposal, but not the proposal itself, we will continue to follow the guidance stated in SLB No. 14, which provides that references to website addresses in proposals or supporting statements could be subject to exclusion under Rule 14a-8(i)(3) if the information contained on the website is materially false or misleading, irrelevant to the subject matter of the proposal or otherwise in contravention of the proxy rules, including Rule 14a-9.[3]

In light of the growing interest in including references to website addresses in proposals and supporting statements, we are providing additional guidance on the appropriate use of website addresses in proposals and supporting statements.[4]

1. References to website addresses in a proposal or supporting statement and Rule 14a-8(i)(3)

References to websites in a proposal or supporting statement may raise concerns under Rule 14a-8(i)(3). In SLB No. 14B, we stated that the exclusion of a proposal under Rule 14a-8(i)(3) as vague and indefinite may be appropriate if neither the shareholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. In evaluating whether a proposal may be excluded on this basis, we consider only the information contained in the proposal and supporting statement and determine whether, based on that information, shareholders and the company can determine what actions the proposal seeks.

If a proposal or supporting statement refers to a website that provides information necessary for shareholders and the company to understand with reasonable certainty exactly what actions or measures the proposal requires, and such information is not also contained in the proposal or in the supporting statement, then we believe the proposal would raise concerns under Rule 14a-9 and would be subject to exclusion under Rule 14a-8(i)(3) as vague and indefinite. By contrast, if shareholders and the company can understand with reasonable certainty exactly what actions or measures the proposal requires without reviewing the information provided on the website, then we believe that the proposal would not be subject to exclusion under Rule 14a-8(i)(3) on the basis of the reference to the website address. In this case, the information on the website only supplements the information contained in the proposal and in the supporting statement.

2. Providing the company with the materials that will be published on the referenced website

We recognize that if a proposal references a website that is not operational at the time the proposal is submitted, it will be impossible for a company or the staff to evaluate whether the website reference may be excluded. In our view, a reference to a non-operational website in a proposal or supporting statement could be excluded under Rule 14a-8(i)(3) as irrelevant to the subject matter of a proposal. We understand, however, that a proponent may wish to include a reference to a website containing information related to the proposal but wait to activate the website until it becomes clear that the proposal will be included in the company's proxy materials. Therefore, we will not concur that a reference to a website may be excluded as irrelevant under Rule 14a-8(i)(3) on the basis that it is not yet operational if the proponent, at the time the proposal is submitted, provides the company with the materials that are intended for publication on the website and a representation that the website will become operational at, or prior to, the time the company files its definitive proxy materials.

3. Potential issues that may arise if the content of a referenced website changes after the proposal is submitted

To the extent the information on a website changes after submission of a proposal and the company believes the revised information renders the website reference excludable under Rule 14a-8, a company seeking our concurrence that the website reference may be excluded must submit a letter presenting its reasons for doing so. While Rule 14a-8(j) requires a company to submit its reasons for exclusion with the Commission no later than 80 calendar days before it files its definitive proxy materials, we may concur that the changes to the referenced website constitute "good cause" for the company to file its reasons for excluding the website reference after the 80-day deadline and grant the company's request that the 80-day requirement be waived.

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[1] An entity is an "affiliate" of a DTC participant if such entity directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the DTC participant.

[2] Rule 14a-8(b)(2)(i) itself acknowledges that the record holder is "usually," but not always, a broker or bank.

[3] Rule 14a-9 prohibits statements in proxy materials which, at the time and in the light of the circumstances under which they are made, are false or misleading with respect to any material fact, or which omit to state any material fact necessary in order to make the statements not false or misleading.

[4] A website that provides more information about a shareholder proposal may constitute a proxy solicitation under the proxy rules. Accordingly, we remind shareholders who elect to include website addresses in their proposals to comply with all applicable rules regarding proxy solicitations.

http://www.sec.gov/interps/legal/cfslb14g.htm

Pages 42 through 43 redacted for the following reasons:
- -
*** FISMA & OMB Memorandum M-07-16 ***

EXHIBIT C



CMCSA
Post-it® Fax Note 7671

To Arthur Block	Date 12-12-14	# of pages ▶
Co./Dept.	From John Chevedden	
Phone #	Co.	
Fax # 215-286-7794	Phone *** FISMA & OMB Memorandum M-07-16 ***	
	Fax #	

12/12/2014

Kenneth Steiner

*** FISMA & OMB Memorandum M-07-16 ***

Re: Your TD Ameritrade Account Ending in *** FISMA & OMB Memorandum M-07-16 *** in TD Ameritrade Clearing Inc. DTC #0188

Dear Kenneth Steiner,

Thank you for allowing me to assist you today. As you requested, this letter confirms that as of the date of this letter you have continuously held no less than 500 shares each of the following stocks in the above referenced account since October 1, 2013, which exceeds 14 months of continuous ownership for each.

Walgreen (WAG)
Silicon Image (SIMG)
Comcast (CMCSA)
Sunedison (SUNE)
Interpublic Group (IPG)
The Wendy's Company (WEN)

If we can be of any further assistance, please let us know. Just log in to your account and go to the Message Center to write us. You can also call Client Services at 800-669-3900. We're available 24 hours a day, seven days a week.

Sincerely,

Stephen Mehlhaff
Resource Specialist
TD Ameritrade

EXHIBIT D

AMENDED AND RESTATED
ARTICLES OF INCORPORATION

OF

COMCAST CORPORATION

The Amended and Restated Articles of Incorporation of the Corporation are hereby amended and restated in their entirety so as to read as follows:

FIRST: The name of the Corporation is Comcast Corporation (the "**Corporation**").

SECOND: The name of the commercial registered office provider and the county of venue of the Corporation's current registered office in this Commonwealth are:

CT Corporation System
Philadelphia County, Pennsylvania

THIRD: The Corporation is incorporated under the provisions of the Business Corporation Law of 1988. The purpose or purposes for which the Corporation is organized are:

To have unlimited power to engage in and to do any lawful act concerning any or all lawful business for which corporations may be incorporated under the Business Corporation Law.

FOURTH: The term of its existence is perpetual.

FIFTH: A. The aggregate number of shares which the Corporation shall have authority to issue is SEVEN BILLION, FIVE HUNDRED MILLION (7,500,000,000) shares of Class A Common Stock, par value $0.01 per share, SEVEN BILLION, FIVE HUNDRED MILLION (7,500,000,000) shares of Class A Special Common Stock, par value $0.01 per share, SEVENTY-FIVE MILLION (75,000,000) shares of Class B Common Stock, par value $0.01 per share, and TWENTY MILLION (20,000,000) shares of Preferred Stock, which the Board of Directors may issue, in one or more series, without par value, with full, limited, multiple, fractional, or no voting rights, and with such designations, preferences, qualifications, privileges, limitations, restrictions, options, conversion rights and other special or relative rights as shall be fixed by the Board of Directors.

B. The descriptions, preferences, qualifications, limitations, restrictions and the voting, special, or relative rights in respect of the shares of each class of Common Stock are as follows:

1. (a) Subject to paragraph (B)(1)(c) of this Article FIFTH, each share of Class A Common Stock shall entitle the holder thereof to the number of votes equal to a quotient the numerator of which is the excess of (i) the Total Number of Votes (as defined below) over (ii) the sum of (A) the Total Number of B Votes (as defined below) and (B) the Total Number of Other Votes (as defined below) and the denominator of which is the number of outstanding shares of Class A Common Stock (provided that if at any time there are no outstanding shares of Class B Common Stock, each share of Class A Common Stock shall entitle the holder thereof to one (1) vote) and each share of Class B Common Stock shall entitle the holder thereof to fifteen (15) votes. Holders of shares of Class A Special Common Stock shall not be entitled to vote for the election of Directors (as defined below in Article SIXTH) or any other matter except as may be required by applicable law, in which case each share of

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Class A Special Common Stock shall entitle the holder thereof to the same number of votes to which each holder of Class A Common Stock is entitled for each of such holder's shares of Class A Common Stock. "**Total Number of Votes**" on any record date is equal to a quotient the numerator of which is the Total Number of B Votes on such record date and the denominator of which is the B Voting Percentage (as defined below) on such record date. "**Total Number of B Votes**" on any record date is equal to the product of (i) 15 and (ii) the number of outstanding shares of Class B Common Stock on such record date. "**Total Number of Other Votes**" on any record date means the aggregate number of votes to which holders of all classes of capital stock of the Corporation other than holders of Class A Common Stock and Class B Common Stock are entitled to cast on such record date in an election of Directors. "**B Voting Percentage**" on any record date means the portion (expressed as a percentage) of the total number of votes entitled to be cast in an election of Directors by the holders of capital stock of the Corporation to which all holders of Class B Common Stock are entitled to cast on such record date in an election of Directors, as specified and determined pursuant to paragraph (B)(1)(c) of this Article FIFTH.

(b) Except as provided in Article SEVENTH or required by applicable law, only the holders of Class A Common Stock, the holders of Class B Common Stock and the holders of any other class or series of Common Stock, Preferred Stock or other class of capital stock of the Corporation (if any) with voting rights shall be entitled to vote and shall vote as a single class on all matters with respect to which a vote of the shareholders of the Corporation is required or permitted under applicable law, these Amended and Restated Articles of Incorporation, or the Bylaws of the Corporation. Whenever applicable law, these Amended and Restated Articles of Incorporation or the Bylaws of the Corporation provide for a vote of the shareholders of the Corporation on any matter, approval of such matter shall require the affirmative vote of a majority of the votes cast by the holders entitled to vote thereon unless otherwise expressly provided under applicable law, these Amended and Restated Articles of Incorporation or the Bylaws of the Corporation.

(c) Notwithstanding any other provision of these Amended and Restated Articles of Incorporation, including paragraph (B)(1)(a) of this Article FIFTH, but subject to Article SEVENTH, with respect to any matter on which the holders of Class B Common Stock and the holders of one or more classes or series of Common Stock, Preferred Stock or any other class of capital stock of the Corporation (if any) vote as a single class, each share of Class B Common Stock shall entitle the holder thereof to the number of votes necessary so that, if all holders of Class B Common Stock and all holders of each such other class or series of Common Stock, Preferred Stock and other class of capital stock of the Corporation (if any) were to cast all votes they are entitled to cast on such matter, the holders of the Class B Common Stock in the aggregate would cast thirty-three and one-third ($33 \frac{1}{3}$) percent of the total votes cast by all such holders, subject to reduction as set forth in the following sentence. If at any time after November 18, 2002 for any reason whatsoever the number of shares of Class B Common Stock outstanding at such time is reduced below the number of shares of Class B Common Stock outstanding on November 18, 2002 (appropriately adjusted for any stock dividend paid in Class B Common Stock, stock splits or reverse stock splits of the Class B Common Stock or combinations, consolidations or reclassifications of the Class B Common Stock), the percentage specified in the preceding sentence shall be reduced to a percentage equal to the product of (i) thirty-three and one-third ($33 \frac{1}{3}$) and (ii) the fraction obtained by dividing the number of shares of Class B Common Stock outstanding at such time by the number of shares of Class B Common Stock outstanding on November 18, 2002 (appropriately adjusted for any stock dividend paid in Class B Common Stock, stock splits or reverse stock splits of the Class B Common Stock or combinations, consolidations or reclassifications of the Class B Common Stock). No reduction in the percentage of the voting power of the Class B Common Stock pursuant to the preceding sentence shall be reversed by any issuance of Class B Common Stock that occurs after such reduction.

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2. The holders of Class A Common Stock, the holders of Class A Special Common Stock and the holders of Class B Common Stock shall be entitled to receive, from time to time, when and as declared, in the discretion of the Board of Directors, such cash dividends as the Board of Directors may from time to time determine, out of such funds as are legally available therefor, in proportion to the number of shares held by them, respectively, without regard to class.

3. The holders of Class A Common Stock, the holders of Class A Special Common Stock, and the holders of Class B Common Stock shall be entitled to receive, from time to time, when and as declared by the Board of Directors, such dividends of stock of the Corporation or other property as the Board of Directors may determine, out of such funds as are legally available therefor. Stock dividends on, or stock splits of, any class of Common Stock shall not be paid or issued unless paid or issued on all classes of Common Stock, in which case they shall be paid or issued only in shares of that class; provided, however, that stock dividends on, or stock splits of, Class B Common Stock may be paid or issued in shares of Class A Special Common Stock. Any decrease in the number of shares of any class of Common Stock

resulting from a combination or consolidation of shares or other capital reclassification shall not be permitted unless parallel action is taken with respect to each other class of Common Stock, so that the number of shares of each class of Common Stock outstanding shall be decreased proportionately. Notwithstanding anything to the contrary contained herein, in the event of a distribution of property, plan of merger or consolidation, plan of asset transfer, plan of division, plan of exchange, or recapitalization pursuant to which the holders of Class A Common Stock, the holders of Class A Special Common Stock and the holders of Class B Common Stock would be entitled to receive equity interests of one or more corporations (including, without limitation, the Corporation) or other entities, or rights to acquire such equity interests, then the Board of Directors may, by resolution duly adopted, provide that the holders of Class A Common Stock, the holders of Class A Special Common Stock, and the holders of Class B Common Stock, respectively and as separate classes, shall receive with respect to their Class A Common Stock, Class A Special Common Stock, or Class B Common Stock (whether by distribution, exchange, redemption or otherwise), in proportion to the number of shares held by them, equity interests (or rights to acquire such equity interests) of separate classes or series having substantially equivalent relative designations, preferences, qualifications, privileges, limitations, restrictions and rights as the relative designations, preferences, qualifications, privileges, limitations, restrictions and rights of the Class A Common Stock, Class A Special Common Stock and Class B Common Stock. Except as provided above, if there should be any distribution of property, merger, consolidation, purchase or acquisition of property or stock, asset transfer, division, share exchange, recapitalization or reorganization of the Corporation, the holders of Class A Common Stock, the holders of Class A Special Common Stock, and the holders of Class B Common Stock shall receive the shares of stock, other securities or rights or other assets as would be issuable or payable upon such distribution, merger, consolidation, purchase or acquisition of such property or stock, asset transfer, division, share exchange, recapitalization or reorganization in proportion to the number of shares held by them, respectively, without regard to class.

4. Each share of Class B Common Stock shall be convertible at the option of the holder thereof into one share of Class A Common Stock or one share of Class A Special Common Stock. Each share of Class B Common Stock shall be cancelled after it has been converted as provided herein.

5. Subject to Article SEVENTH and except as otherwise permitted by applicable law, each and any provision of these Amended and Restated Articles of Incorporation may from time to time, when and as desired, be amended by a resolution of the Board of Directors and the affirmative vote of a majority of the votes cast by all shareholders entitled to vote thereon, as determined in accordance with the provisions of this Article FIFTH. There shall be no class voting on any such amendments or on any other matter except as shall be required by Article SEVENTH or by applicable law, in which case there shall be required the affirmative vote of a majority of the votes cast by the

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holders of the outstanding shares of each class entitled to vote by Article SEVENTH or by applicable law, voting as a separate class.

6. If there should be any merger, consolidation, purchase or acquisition of property or stock, separation, reorganization, division or share exchange, the Board of Directors shall take such action as may be necessary to enable the holders of the Class B Common Stock to receive upon any subsequent conversion of their stock into Class A Common Stock or Class A Special Common Stock (as the case may be), in whole or in part, in lieu of any shares of Class A Common Stock or Class A Special Common Stock (as the case may be) of the Corporation, the shares of stock, securities, or other assets as would be issuable or payable upon such merger, consolidation, purchase, or acquisition of property or stock, separation, reorganization, division or share exchange in respect of or in exchange for such share or shares of Class A Common Stock or Class A Special Common Stock (as the case may be).

7. In the event of any liquidation, dissolution or winding up (either voluntary or involuntary) of the Corporation, the holders of Class A Common Stock, the holders of Class A Special Common Stock and the holders of Class B Common Stock shall be entitled to receive the assets and funds of the Corporation in proportion to the number of shares held by them, respectively, without regard to class.

8. At all times the Board of Directors shall take such action to adjust the conversion privileges of the Class B Common Stock and the number of shares of Class B Common Stock to be

outstanding after any particular transaction to prevent the dilution of the conversion rights of the holders of Class B Common Stock.

9. Except as expressly set forth in these Amended and Restated Articles of Incorporation (including, without limitation, this Article FIFTH and Article SEVENTH), the rights of the holders of Class A Common Stock, the rights of the holders of Class A Special Common Stock and the rights of the holders of Class B Common Stock shall be in all respects identical.

10. Neither the holders of the Class A Common Stock nor the holders of the Class B Common Stock nor the holders of any other class or series of Common Stock, Preferred Stock or other class of capital stock of the Corporation shall have cumulative voting rights.

C. Pursuant to the authority granted to the Board of Directors in paragraph A of this Article FIFTH, the Board of Directors has fixed and designated a Series A Participating Cumulative Preferred Stock having the voting rights and designations, preferences, qualifications, privileges, limitations, restrictions, and other special and relative rights as are hereinafter set forth:

1. The shares of such series shall be designated as "Series A Participating Cumulative Preferred Stock" (the "**Series A Preferred Stock**"), and the number of shares constituting such series shall be 2,500,000. Such number of shares of the Series A Preferred Stock may be increased or decreased by resolution of the Board of Directors; provided that no decrease shall reduce the number of shares of Series A Preferred Stock to a number less than the number of shares then outstanding plus the number of shares issuable upon exercise or conversion of outstanding rights, options or other securities issued by the Corporation.

2. (a) The holders of shares of Series A Preferred Stock shall be entitled to receive, when, as and if declared by the Board of Directors out of funds legally available for the purpose, quarterly dividends payable on March 31, June 30, September 30 and December 31 of each year (each such date being referred to herein as a "**Quarterly Dividend Payment Date**"), commencing on the first Quarterly Dividend Payment Date after the first issuance of any share or fraction of a share of

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Series A Preferred Stock, in an amount per share (rounded to the nearest cent) equal to the greater of (i) $10.00 and (ii) subject to the provision for adjustment hereinafter set forth, 1000 times the aggregate per share amount of all cash dividends or other distributions and 1000 times the aggregate per share amount of all non-cash dividends or other distributions (other than (A) a dividend payable in shares of Common Stock, par value $0.01 per share, of the Corporation (the "**Common Stock**") or (B) a subdivision of the outstanding shares of Common Stock (by reclassification or otherwise)) declared on the Common Stock since the immediately preceding Quarterly Dividend Payment Date, or, with respect to the first Quarterly Dividend Payment Date, since the first issuance of any share or fraction of a share of Series A Preferred Stock. If the Corporation, at any time after November 18, 2002 (the "**Rights Declaration Date**"), pays any dividend on Common Stock payable in shares of Common Stock or effects a subdivision or combination of the outstanding shares of Common Stock (by reclassification or otherwise) into a greater or lesser number of shares of Common Stock, then in each such case the amount to which holders of shares of Series A Preferred Stock were entitled immediately prior to such event under clause (ii) of the preceding sentence shall be adjusted by multiplying such amount by a fraction the numerator of which is the number of shares of Common Stock outstanding immediately after such event and the denominator of which is the number of shares of Common Stock that were outstanding immediately prior to such event.

(b) The Corporation shall declare a dividend or distribution on the Series A Preferred Stock as provided in paragraph (C)(2)(a) of this Article FIFTH immediately after it declares a dividend or distribution on the Common Stock (other than as described in clauses (ii)(A) and (ii)(B) of the first sentence of paragraph (C)(2) (a) of this Article FIFTH); provided that if no dividend or distribution shall have been declared on the Common Stock during the period between any Quarterly Dividend Payment Date and the next subsequent Quarterly Dividend Payment Date (or, with respect to the first Quarterly Dividend Payment Date, the period between the first issuance of any share or fraction of a share of Series A Preferred Stock and such first Quarterly Dividend Payment Date), a dividend of $10.00 per share on the Series A Preferred Stock shall nevertheless be payable on such subsequent Quarterly Dividend Payment Date.

(c) Dividends shall begin to accrue and be cumulative on outstanding shares of Series A Preferred Stock from the Quarterly Dividend Payment Date next preceding the date of issuance of such shares of Series A Preferred Stock, unless the date of issuance of such shares is on or before the record date for the first Quarterly Dividend Payment Date, in which case dividends on such shares shall begin to accrue and be cumulative from the date of issue of such shares, or unless the date of issue is a date after the record date for the determination of holders of shares of Series A Preferred Stock entitled to receive a quarterly dividend and on or before such Quarterly Dividend Payment Date, in which case dividends shall begin to accrue and be cumulative from such Quarterly Dividend Payment Date. Accrued but unpaid dividends shall not bear interest. Dividends paid on shares of Series A Preferred Stock in an amount less than the total amount of such dividends at the time accrued and payable on such shares shall be allocated pro rata on a share-by-share basis among all such shares at the time outstanding. The Board of Directors may fix a record date for the determination of holders of shares of Series A Preferred Stock entitled to receive payment of a dividend or distribution declared thereon, which record date shall not be more than 60 days prior to the date fixed for the payment thereof.

3. In addition to any other voting rights required by law, the holders of shares of Series A Preferred Stock shall have the following voting rights:

(a) Each share of Series A Preferred Stock shall entitle the holder thereof to a number of votes equal to 1000 (as adjusted as described below, the "**Adjustable Factor**") times the number of votes a share of Class A Common Stock is entitled to cast on all matters submitted to a vote of stockholders of the Corporation. For purposes of calculating the number of votes a share of Class A Common Stock is entitled to cast on all matters submitted to a vote of stockholders of the

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Corporation, as set forth in these Amended and Restated Articles of Incorporation, votes represented by shares of Series A Preferred Stock shall be included in the "Total Number of Other Votes" (as defined in paragraph (B)(1)(a) of this Article FIFTH). If the Corporation shall at any time after the Rights Declaration Date pay any dividend on Common Stock payable in shares of Common Stock or effect a subdivision or combination of the outstanding shares of Common Stock (by reclassification or otherwise) into a greater or lesser number of shares of Common Stock, then in each such case the number of votes per share to which holders of shares of Series A Preferred Stock were entitled immediately prior to such event shall be adjusted by multiplying the Adjustable Factor by a fraction the numerator of which is the number of shares of Common Stock outstanding immediately after such event and the denominator of which is the number of shares of Common Stock that were outstanding immediately prior to such event.

(b) Except as otherwise provided herein or by law, the holders of shares of Series A Preferred Stock and the holders of shares of Common Stock shall vote together as a single class on all matters submitted to a vote of stockholders of the Corporation.

(c)(i) If at any time dividends on any Series A Preferred Stock shall be in arrears in an amount equal to six quarterly dividends thereon, the occurrence of such contingency shall mark the beginning of a period (herein called a "**default period**") which shall extend until such time when all accrued and unpaid dividends for all previous quarterly dividend periods and for the current quarterly dividend period on all shares of Series A Preferred Stock then outstanding shall have been declared and paid or set apart for payment. During each default period, all holders of Preferred Stock and any other series of Preferred Stock then entitled as a class to elect directors, voting together as a single class, irrespective of series, shall have the right to elect two additional Directors to the Board of Directors.

(ii) During any default period, such voting right of the holders of Series A Preferred Stock may be exercised initially at a special meeting called pursuant to paragraph (C)(3)(c)(iii) of this Article FIFTH or at any annual meeting of stockholders, and thereafter at annual meetings of stockholders; provided that neither such voting right nor the right of the holders of any other series of Preferred Stock, if any, to increase, in certain cases, the authorized number of Directors shall be exercised unless the holders of 10 percent in number of shares of Preferred Stock outstanding shall be present in person or by proxy. The absence of a quorum of holders of Common Stock shall not affect the exercise by holders of Preferred Stock of such voting right. If at any meeting at which holders of Preferred Stock shall initially exercise such voting right the number of additional Directors which may be so elected does not amount to the required number, the holders of the Preferred Stock shall have the right to make such increase in the number of Directors as shall be necessary to permit the election by them of the required number. After the holders of the Preferred Stock shall have initially exercised their right to elect two additional Directors in any default period and during the continuance of such period, the number of Directors shall not be increased or decreased except by vote of the holders of Preferred Stock as herein provided or pursuant to the rights of any equity securities ranking senior to or *pari passu* with the Series A Preferred Stock.

(iii) Unless the holders of Preferred Stock shall have previously exercised their right to elect Directors during an existing default period, the Board of Directors may order, or any stockholder or stockholders owning in the aggregate not less than 10 percent of the total number of shares of Preferred Stock outstanding, irrespective of series, may request, the calling of a special meeting of holders of Preferred Stock, which meeting shall thereupon be called by the Chief Executive Officer, the President, a Vice President or the Secretary of the Corporation. Notice of such meeting and of any annual meeting at which holders of Preferred Stock are entitled to vote pursuant to this paragraph (C)(3)(c) (iii) of this Article FIFTH shall be given to each holder of record of Preferred Stock by mailing a copy of such notice to him at the address of such holder shown on the registry books

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of the Corporation. Such meeting shall be called for a time not earlier than 20 days and not later than 60 days after such order or request or in default of the calling of such meeting within 60 days after such order or request, such meeting may be called on similar notice by any stockholder or stockholders owning in the aggregate not less than 10 percent of the total number of shares of Preferred Stock outstanding, irrespective of series. Notwithstanding the provisions of this paragraph (C)(3)(c)(iii) of this Article FIFTH, no such special meeting shall be called during the period within 60 days immediately preceding the date fixed for the next annual meeting of stockholders.

(iv) In any default period, the holders of Common Stock, and other classes of stock of the Corporation if applicable, shall continue to be entitled to elect the whole number of Directors until the holders of Preferred Stock shall have exercised their right to elect two Directors voting as a class, after the exercise of which right (x) the Directors so elected by the holders of Preferred Stock shall continue in office until their successors shall have been elected by such holders or until the expiration of the default period, and (y) any vacancy in the Board of Directors may (except as provided in paragraph (C)(3)(c)(ii) of this Article FIFTH) be filled by vote of a majority of the remaining Directors theretofore elected by the holders of the class of stock which elected the Director whose office shall have become vacant. References in this paragraph (C)(3)(c) of this Article FIFTH to Directors elected by the holders of a particular class of stock shall include Directors elected by such Directors to fill vacancies as provided in clause (y) of the foregoing sentence.

(v) Immediately upon the expiration of a default period, (x) the right of the holders of Preferred Stock as a class to elect Directors shall cease, (y) the term of any Directors elected by the holders of Preferred Stock as a class shall terminate, and (z) the number of Directors shall be such number as may be provided for in these Amended and Restated Articles of Incorporation or bylaws irrespective of any increase made pursuant to the provisions of Section (C)(3)(c)(ii) of this Article SIXTH (such number being subject, however, to change thereafter in any manner provided by law or in these Amended and Restated Articles of Incorporation or bylaws). Any vacancies in the Board of Directors effected by the provisions of clauses (y) and (z) in the preceding sentence may be filled by a majority of the remaining Directors.

(d) These Amended and Restated Articles of Incorporation shall not be amended in any manner (whether by merger or otherwise) so as to adversely affect the powers, preferences or special rights of the Series A Preferred Stock without the affirmative vote of the holders of a majority of the outstanding shares of Series A Preferred Stock, voting separately as a class.

(e) Except as otherwise provided herein, holders of Series A Preferred Stock shall have no special voting rights, and their consent shall not be required for taking any corporate action.

4. (a) Whenever quarterly dividends or other dividends or distributions payable on the Series A Preferred Stock as provided in paragraph (C)(2) of this Article FIFTH are in arrears, thereafter and until all accrued and unpaid dividends and distributions, whether or not declared, on outstanding shares of Series A Preferred Stock shall have been paid in full, the Corporation shall not:

(i) declare or pay dividends on, or make any other distributions on, any shares of stock ranking junior (either as to dividends or upon liquidation, dissolution or winding up) to the Series A Preferred Stock;

(ii) declare or pay dividends on, or make any other distributions on, any shares of stock ranking on a parity (either as to dividends or upon liquidation, dissolution or winding up) with the Series A Preferred Stock, except dividends paid ratably on the Series

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A Preferred Stock and all such other parity stock on which dividends are payable or in arrears in proportion to the total amounts to which the holders of all such shares are then entitled;

(iii) redeem, purchase or otherwise acquire for value any shares of stock ranking junior (either as to dividends or upon liquidation, dissolution or winding up) to the Series A Preferred Stock; provided that the Corporation may at any time redeem, purchase or otherwise acquire shares of any such junior stock in exchange for shares of stock of the Corporation ranking junior (as to dividends and upon dissolution, liquidation or winding up) to the Series A Preferred Stock; or

(iv) redeem, purchase or otherwise acquire for value any shares of Series A Preferred Stock, or any shares of stock ranking on a parity (either as to dividends or upon liquidation, dissolution or winding up) with the Series A Preferred Stock, except in accordance with a purchase offer made in writing or by publication (as determined by the Board of Directors) to all holders of Series A Preferred Stock and all such other parity stock upon such terms as the Board of Directors, after consideration of the respective annual dividend rates and other relative rights and preferences of the respective series and classes, shall determine in good faith will result in fair and equitable treatment among the respective series or classes.

(b) The Corporation shall not permit any subsidiary of the Corporation to purchase or otherwise acquire for value any shares of stock of the Corporation unless the Corporation could, under paragraph 4(a), purchase or otherwise acquire such shares at such time and in such manner.

5. Any shares of Series A Preferred Stock redeemed, purchased or otherwise acquired by the Corporation in any manner whatsoever shall be retired and canceled promptly after the acquisition thereof. All such shares shall upon their cancellation become authorized but unissued shares of Preferred Stock without designation as to series and may be reissued as part of a new series of Preferred Stock to be created by resolution or resolutions of the Board of Directors as permitted by these Amended and Restated Articles of Incorporation or as otherwise permitted under Pennsylvania Law.

6. Upon any liquidation, dissolution or winding up of the Corporation, no distribution shall be made (a) to the holders of shares of stock ranking junior (either as to dividends or upon liquidation, dissolution or winding up) to the Series A Preferred Stock unless, prior thereto, the holders of shares of Series A Preferred Stock shall have received $10.00 per share, plus an amount equal to accrued and unpaid dividends and distributions thereon, whether or not declared, to the date of such payment; provided that the holders of shares of Series A Preferred Stock shall be entitled to receive an aggregate amount per share, subject to the provision for adjustment hereinafter set forth, equal to 1000 times the aggregate amount to be distributed per share to holders of Common Stock, or (b) to the holders of stock ranking on a parity (either as to dividends or upon liquidation, dissolution or winding up) with the Series A Preferred Stock, except distributions made ratably on the Series A Preferred Stock and all such other parity stock in proportion to the total amounts to which the holders of all such shares are entitled upon such liquidation, dissolution or winding up. If the Corporation shall at any time after the Rights Declaration Date pay any dividend on

Common Stock payable in shares of Common Stock or effect a subdivision or combination of the outstanding shares of Common Stock (by reclassification or otherwise) into a greater or lesser number of shares of Common Stock, then in each such case the aggregate amount to which holders of shares of Series A Preferred Stock were entitled immediately prior to such event under the proviso in clause (a) of the preceding sentence shall be adjusted by multiplying such amount by a fraction the numerator of which is the number of shares of Common Stock outstanding immediately after such event and the denominator of which is the number of shares of Common Stock that were outstanding immediately prior to such event.

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7. If the Corporation shall enter into any consolidation, merger, combination or other transaction in which the shares of Common Stock are exchanged for or changed into other stock or securities, cash or any other property, then in any such case the shares of Series A Preferred Stock shall at the same time be similarly exchanged for or changed into an amount per share, subject to the provision for adjustment hereinafter set forth, equal to 1000 times the aggregate amount of stock, securities, cash or any other property, as the case may be, into which or for which each share of Common Stock is changed or exchanged. If the Corporation shall at any time after the Rights Declaration Date pay any dividend on Common Stock payable in shares of Common Stock or effect a subdivision or combination of the outstanding shares of Common Stock (by reclassification or otherwise) into a greater or lesser number of shares of Common Stock, then in each such case the amount set forth in the preceding sentence with respect to the exchange or change of shares of Series A Preferred Stock shall be adjusted by multiplying such amount by a fraction the numerator of which is the number of shares of Common Stock outstanding immediately after such event and the denominator of which is the number of shares of Common Stock that were outstanding immediately prior to such event.

8. The Series A Preferred Stock shall not be redeemable.

9. The Series A Preferred Stock shall rank junior (as to dividends and upon liquidation, dissolution and winding up) to all other series of the Corporation's Preferred Stock except any series that specifically provides that such series shall rank junior to or on a parity with the Series A Preferred Stock.

10. Series A Preferred Stock may be issued in fractions of a share which shall entitle the holder, in proportion to such holder's fractional shares, to exercise voting rights, receive dividends, participate in distributions and to have the benefit of all other rights of holders of Series A Preferred Stock.

SIXTH: Governance.

A. Definitions.

1. "**Board of Directors**" means the Board of Directors of the Corporation.

2. "**CEO**" means the Chief Executive Officer of the Corporation.

3. "**Chairman**" means the Chairman of the Board of Directors.

4. "**Director**" means a director of the Corporation.

5. "**Independent Person**" means an independent person with respect to the Corporation (determined in accordance with the rules of the principal stock exchange or interdealer quotation system on which the class of Corporation's common stock with the greatest aggregate market capitalization (as determined in good faith by the Board of Directors) is traded), it being understood that none of the spouse, parents, siblings, lineal descendants, aunts, uncles, cousins and other close relatives (or their respective spouses) of Mr. Brian L. Roberts will be deemed Independent Persons at any time.

B. Board of Directors. At all times, the Board of Directors shall include a majority of Independent Persons. Following the occurrence of a vacancy on the Board of Directors that results in the absence of a majority of Independent Persons on the Board of Directors, and notwithstanding the occurrence of such vacancy, the Board of Directors shall take all actions necessary to fill such vacancy with an Independent Person nominated by the governance and directors nominating committee of the

Board of Directors and approved by the Board of Directors. In addition to the foregoing, for a ninety (90) day period following the occurrence of a vacancy in the Board of Directors that results in less than a majority of Independent Persons serving on the Board of Directors, the Directors then in office shall have and may exercise all of the powers of the Board of Directors to the extent provided under these Amended and Amended and Restated Articles of Incorporation, the Bylaws of the Corporation and applicable law.

C. Chairman, Chief Executive Officer and President.

1. Chairman.

(a) The Chairman shall be Mr. Brian L. Roberts if he is willing and available to serve.

(b) The Chairman shall preside at all meetings of the shareholders of the Corporation and of the Board of Directors. In the absence of the Chairman, if the Chairman and the CEO are not the same person, the CEO shall chair such meetings.

(c) The Chairman shall have the authority to call special meetings of the Board of Directors, in the manner provided by the Bylaws of the Corporation.

(d) Removal of the Chairman shall require the affirmative vote of at least 75 percent of the entire Board of Directors until the earlier to occur of (i) the date on which Mr. Brian L. Roberts is no longer the Chairman and (ii) May 26, 2010.

2. Chief Executive Officer and President.

(a) The CEO shall be Mr. Brian L. Roberts if he is willing and available to serve. For so long as Mr. Brian L. Roberts shall be the CEO, he shall also be the President of the Corporation.

(b) The powers, rights, functions and responsibilities of the CEO shall include, without limitation, the following, subject to the control and direction of the Board of Directors:

(i) the supervision, coordination and management of the Corporation's business, operations, activities, operating expenses and capital allocation;

(ii) matters relating to officers (other than the Chairman) and employees, including, without limitation, hiring, terminating, changing positions and allocating responsibilities of such officers and employees; provided that, if the Chairman and the CEO are not the same person, the CEO shall consult with the Chairman in connection with the foregoing as it relates to the senior executives of the Corporation;

(iii) all of the powers, rights, functions and responsibilities typically exercised by a chief executive officer and president of a corporation; and

(iv) the authority to call special meetings of the Board of Directors, in the manner provided by the Bylaws of the Corporation.

(c) Removal of the CEO shall require the affirmative vote of at least 75 percent of the entire Board of Directors until the earlier to occur of (i) the date on which Mr. Brian L. Roberts ceases to be the CEO and (ii) May 26, 2010.

D. Executive Committee. If the Board of Directors decides to establish an Executive Committee, if he is willing and able to serve and for so long as he shall be a member of the Board of Directors, Mr. Ralph J. Roberts shall be the Chairman of the Executive Committee.

E. Amendment. Subject to paragraph (F) of this Article SIXTH, until the earlier to occur of (i) the date on which Mr. Brian L. Roberts is no longer serving as the Chairman or the CEO and (ii) May 26,

2010, the provisions of this Article SIXTH and the provisions of Article 9 of the Bylaws may not be amended, altered, repealed or waived in any respect without the prior approval of at least 75 percent of the entire Board of Directors.

F. Termination. If Mr. Brian L. Roberts is no longer serving as the Chairman or the CEO, the provisions of this Article SIXTH (other than paragraphs (A) and (B)) shall terminate automatically without any further action of the Board of Directors or the shareholders of the Corporation.

SEVENTH: In addition to any other approval required by law or by these Amended and Restated Articles of Incorporation, and notwithstanding any provision of Article FIFTH, the approval of the holders of Class B Common Stock, voting separately as a class, shall be necessary to approve (i) any merger or consolidation of the Corporation with another entity or any other transaction, in each case that requires the approval of the shareholders of the Corporation pursuant to the law of the Commonwealth of Pennsylvania or other applicable law, or any other transaction that would result in any person or group (as such term is defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended) owning shares representing in excess of 10 percent of the combined voting power of the resulting or surviving corporation, or any issuance of securities (other than pursuant to director or officer stock option or purchase plans) requiring shareholder approval under the applicable rules and regulations of any stock exchange or quotation system, (ii) any issuance of shares of Class B Common Stock or any securities exercisable or exchangeable for or convertible into shares of Class B Common Stock or (iii) any amendment to these Amended and Restated Articles of Incorporation (including, without limitation, any amendment to elect to have any of Subchapters E, F, G, H, I and J or Section 2538 of Subchapter D, in each case of Chapter 25 of the Business Corporation Law of 1988, be applicable to the Corporation or any amendment to this Article SEVENTH) or the Bylaws of the Corporation or any other action (including, without limitation, the adoption, amendment or redemption of a shareholder rights plan) that would, in any such case, limit the rights of the holders of Class B Common Stock or any subsequent transferee of Class B Common Stock to transfer, vote or otherwise exercise rights with respect to capital stock of the Corporation. In addition to any other approval required by law or by these Amended and Restated Articles of Incorporation, and notwithstanding any provision of Article FIFTH, the approval of the holder of any class or series of shares of the Corporation shall be necessary to approve any amendment to these Amended and Restated Articles of Incorporation which would make any change in the preferences, limitations or rights of the shares of such class or series adverse to such class or series.

EIGHTH: Special meetings of shareholders may be called only by the Board of Directors and may not be called by shareholders of the Corporation.

NINTH: The shareholders of the Corporation shall not be permitted to act by written consent in lieu of a meeting; provided that notwithstanding the foregoing, the holders of a majority of the Class B Common Stock shall be permitted to act by written consent in lieu of a meeting in the exercise of their approval rights under Article SEVENTH.

TENTH: The Board of Directors shall have the power to amend the Bylaws to the extent provided therein, subject only to applicable law. Any amendment to the Bylaws approved by the shareholders of the Corporation shall not be deemed to have been adopted by the Corporation unless it has been previously approved by the Board of Directors.

ELEVENTH: No person who is or was a Director shall be personally liable, as such, for monetary damages (other than under criminal statutes and under federal, state and local laws imposing liability on directors for the payment of taxes) unless the person's conduct constitutes self-dealing, willful misconduct or recklessness. No amendment or repeal of this Article ELEVENTH shall apply to or have any effect on the liability or alleged liability of any person who is or was a Director for or with respect to any acts or omissions of the Director occurring prior to the effective date of such amendment or repeal. If the Business Corporation Law of 1988 is amended to permit a Pennsylvania corporation to provide greater protection from personal liability for its directors than the express terms of this Article ELEVENTH, this Article ELEVENTH shall be construed to provide for such greater protection.

TWELFTH: No person who is or was an officer of the Corporation shall be personally liable, as such, for monetary damages (other than under criminal statutes and under federal, state and local laws imposing liability on directors for the payment of taxes) unless the person's conduct constitutes self-dealing, willful misconduct or recklessness. No amendment or repeal of this Article TWELFTH shall apply to or have any effect on the liability or alleged liability of any person who is or was an officer of the Corporation for or with respect to any acts or omissions of the officer occurring prior to the effective date of such amendment or repeal. If the Business Corporation Law of 1988 is amended to permit a Pennsylvania corporation to provide greater protection from personal liability for its officers than the express terms of this Article TWELFTH, this Article TWELFTH shall be construed to provide for such greater protection.

THIRTEENTH: Any or all classes and series of shares of the Corporation, or any part thereof, may be represented by uncertificated shares to the extent determined by the Board of Directors, except that shares represented by a certificate that is issued and outstanding shall continue to be represented thereby until the certificate is surrendered to the Corporation. Within a reasonable time after the issuance or transfer of uncertificated shares, the Corporation shall send to the registered owner thereof a written notice containing the information required to be set forth or stated on certificates. The rights and obligations of the holders of shares represented by certificates and the rights and obligations of the holders of uncertificated shares of the same class and series shall be identical.

FOURTEENTH: Subchapters E, F, G, H, I and J and Section 2538 of Subchapter D, in each case of Chapter 25 of the Business Corporation Law of 1988, shall not be applicable to the Corporation.

FIFTEENTH: Henceforth, these Amended and Restated Articles of Incorporation supersede the original Articles of Incorporation and all prior amendments thereto and restatements thereof.